1-31317

RECD S.E.C.
MAY 17 2002
1086

02037160

P.E. 5-16-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 16, 2002

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP
(Registrant)

Basic Sanitation Company of the State of São Paulo—SABESP
(Translation of registrant's name into English)

PROCESSED
MAY 28 2002
THOMSON FINANCIAL

Rua Costa Carvalho, 300
05429-900 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F _√_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes__ No _√_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

By: ______________________

Name: Paulo Domingos Knippel Galletta

Title: Economic and Financial Officer

Dated: May 16, 2002

EXHIBIT INDEX

1. Quarterly Information Report, dated May 16, 2002, related to the three-month period ended March 31, 2002.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80
4 - NIRE		
35300016831		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300				Pinheiros
3 - CEP	4 - MUNICÍPIO			5 - UF
05429-900	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3388-8000	3388-8200	3388-8201	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3813-0254	-	-	
15 - E-MAIL				
acarmignani@sabesp.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Paulo Domingos Knippel Galletta				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300				Pinheiros
4 - CEP	5 - MUNICÍPIO			6 - UF
05429-900	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3388-8386	3388-8426	3388-8122	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	3815-4465	-	-	
16 - E-MAIL				
pgalletta@sabesp.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	1	01/01/2002	31/03/2002	4	01/10/2001	31/12/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Júlio César dos Santos	591.515.108-63

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2002	2 - TRIMESTRE ANTERIOR 31/12/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001
Do Capital Integralizado			
1 - Ordinárias	28.479.577	28.479.577	28.479.577
2 - Preferenciais	0	0	0
3 - Total	28.479.577	28.479.577	28.479.577
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Estatal
4 - CÓDIGO ATIVIDADE 1990300 - Serv.de Água, Saneamento e Gás
5 - ATIVIDADE PRINCIPAL Captação,Tratam.,Distr.de Água;Coleta,Tratam.de Esgoto
6 - TIPO DE CONSOLIDADO Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	30/01/2002	Juros Sobre Capital Próprio	25/06/2002	ON	0,0172000000
02	RCA	29/04/2002	Juros Sobre Capital Próprio		ON	0,0038000000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
16/05/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	15.852.369	15.917.884
1.01	Ativo Circulante	1.325.954	1.371.081
1.01.01	Disponibilidades	333.282	460.220
1.01.01.01	Caixa, Bancos e Aplicações Financeiras	250.502	328.744
1.01.01.02	Debêntures em Tesouraria	47.395	47.432
1.01.01.03	Compra de Moeda Estrangeira	33.565	82.181
1.01.01.04	Outras Disponibilidades	1.820	1.863
1.01.02	Créditos	869.705	811.736
1.01.02.01	Clientes	869.705	811.736
1.01.03	Estoques	19.181	21.887
1.01.03.01	Almoxarifados de Operação	19.181	21.887
1.01.04	Outros	103.786	77.238
1.01.04.01	Contas a Receber de Acionista	47.984	19.740
1.01.04.02	Adiantamento de 13° salário	5.924	0
1.01.04.03	Tributos a Compensar	32.952	27.415
1.01.04.04	Demais Contas a Receber	16.926	30.083
1.02	Ativo Realizável a Longo Prazo	910.241	920.462
1.02.01	Créditos Diversos	910.241	920.462
1.02.01.01	Clientes	9.820	11.017
1.02.01.02	Indenizações a Receber	148.794	148.794
1.02.01.03	Depósitos Judiciais e Outros	17.136	16.097
1.02.01.04	Incentivos Fiscais	4.157	4.157
1.02.01.05	Impostos e Contribuições Diferidos	105.096	91.340
1.02.01.06	Acordo GESP	625.238	649.057
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	13.616.174	13.626.341
1.03.01	Investimentos	740	740
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	740	740
1.03.01.03.01	Ações em Outras Companhias	669	669
1.03.01.03.02	Ações em Outras Cias. com Incent. Fiscal	49	49
1.03.01.03.03	Depósitos Compulsórios - Eletrobrás	22	22
1.03.02	Imobilizado	13.500.274	13.509.950
1.03.02.01	Imobilizações Técnicas	11.075.672	11.106.128
1.03.02.02	Obras em Andamento	2.424.602	2.403.822
1.03.03	Diferido	115.160	115.651

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
1.03.03.01	Despesas de Organ. e Reorganiz.	115.160	115.651

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	15.852.369	15.917.884
2.01	Passivo Circulante	1.392.327	1.518.559
2.01.01	Empréstimos e Financiamentos	410.620	546.076
2.01.02	Debêntures	3.095	3.246
2.01.02.01	Juros sobre Debêntures	3.095	3.246
2.01.03	Fornecedores	40.776	81.023
2.01.04	Impostos, Taxas e Contribuições	114.606	80.189
2.01.04.01	Cofins e Pasep	6.346	5.898
2.01.04.02	I.N.S.S.	8.828	10.121
2.01.04.03	Programa Refis	58.718	57.274
2.01.04.04	Contribuição Social	4.733	0
2.01.04.05	Imposto de Renda	29.885	0
2.01.04.06	Outros	6.096	6.896
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	257.770	240.600
2.01.06.01	Férias	64.573	71.890
2.01.06.02	13° Salário	11.607	0
2.01.06.03	Encargos Sociais	2.535	2.470
2.01.06.04	Cofins/Pasep - Lei 9718/98	123.386	111.035
2.01.06.05	Finsocial	52.217	51.753
2.01.06.06	Para Contingências com Clientes	3.452	3.452
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	565.460	567.425
2.01.08.01	Salários e Encargos	11.791	953
2.01.08.02	Serviços	24.406	35.499
2.01.08.03	Juros sobre Capital Próprio a Pagar	528.341	528.341
2.01.08.04	Outras Obrigações	922	2.632
2.02	Passivo Exigível a Longo Prazo	6.459.818	6.402.635
2.02.01	Empréstimos e Financiamentos	5.145.929	5.207.535
2.02.02	Debêntures	713.094	713.094
2.02.02.01	Debêntures 3ª emissão	413.094	413.094
2.02.02.02	Debêntures 4ª emissão	300.000	300.000
2.02.03	Provisões	92.226	76.625
2.02.03.01	Prov. para Indenização Trabalhista	15.700	15.267
2.02.03.02	Prov. para Impostos e Contribuições	0	0
2.02.03.03	Encargos Previdenciários	4.892	4.874
2.02.03.04	Com Fornecedores	68.143	53.418
2.02.03.05	Outras	3.491	3.066
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	508.569	405.381
2.02.05.01	Impostos e Contribuições Diferidos	250.101	256.839

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.02.05.02	Programa Refis	112.542	124.093
2.02.05.03	Juros sobre Capital Próprio a Pagar	103.622	0
2.02.05.04	Outras Obrigações	42.304	24.449
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	8.000.224	7.996.690
2.05.01	Capital Social Realizado	3.403.688	3.403.688
2.05.02	Reservas de Capital	41.458	40.979
2.05.02.01	Auxílio para Obras	25.678	25.199
2.05.02.02	Reserva de Incentivos	15.780	15.780
2.05.03	Reservas de Reavaliação	2.927.959	2.953.806
2.05.03.01	Ativos Próprios	2.927.959	2.953.806
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	1.598.217	1.598.217
2.05.04.01	Legal	104.674	104.674
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	1.493.543	1.493.543
2.05.04.07.01	Reserva para Investimentos	1.493.543	1.493.543
2.05.05	Lucros/Prejuízos Acumulados	28.902	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	923.501	923.501	894.308	894.308
3.01.01	Fornecimento de Água - Varejo	473.441	473.441	467.888	467.888
3.01.02	Fornecimento de Água - Atacado	54.647	54.647	46.924	46.924
3.01.03	Coleta e Tratamento de Esgoto	366.607	366.607	353.706	353.706
3.01.04	Prestação de Outros Serviços	28.806	28.806	25.790	25.790
3.02	Deduções da Receita Bruta	(26.604)	(26.604)	(26.891)	(26.891)
3.03	Receita Líquida de Vendas e/ou Serviços	896.897	896.897	867.417	867.417
3.04	Custo de Bens e/ou Serviços Vendidos	(422.218)	(422.218)	(379.901)	(379.901)
3.05	Resultado Bruto	474.679	474.679	487.516	487.516
3.06	Despesas/Receitas Operacionais	(341.418)	(341.418)	(494.525)	(494.525)
3.06.01	Com Vendas	(117.247)	(117.247)	(102.256)	(102.256)
3.06.02	Gerais e Administrativas	(48.741)	(48.741)	(43.321)	(43.321)
3.06.03	Financeiras	(175.430)	(175.430)	(348.948)	(348.948)
3.06.03.01	Receitas Financeiras	32.034	32.034	19.735	19.735
3.06.03.01.01	Receitas Financeiras	33.248	33.248	20.487	20.487
3.06.03.01.02	Cofins / Pasep	(1.214)	(1.214)	(752)	(752)
3.06.03.02	Despesas Financeiras	(207.464)	(207.464)	(368.683)	(368.683)
3.06.03.02.01	Despesas Financeiras	(207.464)	(207.464)	(368.683)	(368.683)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	133.261	133.261	(7.009)	(7.009)
3.08	Resultado Não Operacional	(7.859)	(7.859)	(26.877)	(26.877)
3.08.01	Receitas	1.032	1.032	1.774	1.774
3.08.01.01	Receitas	1.057	1.057	1.817	1.817
3.08.01.02	Cofins / Pasep	(25)	(25)	(43)	(43)
3.08.02	Despesas	(8.891)	(8.891)	(28.651)	(28.651)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.08.02.01	Perda na Baixa de Bens do Imobilizado	(6.295)	(6.295)	(26.255)	(26.255)
3.08.02.02	Outras	(2.596)	(2.596)	(2.396)	(2.396)
3.09	Resultado Antes Tributação/Participações	125.402	125.402	(33.886)	(33.886)
3.10	Provisão para IR e Contribuição Social	(34.618)	(34.618)	(24.417)	(24.417)
3.10.01	Provisão para Imposto de Renda	(29.885)	(29.885)	(21.781)	(21.781)
3.10.02	Provisão para Contribuição Social	(4.733)	(4.733)	(2.636)	(2.636)
3.11	IR Diferido	20.494	20.494	34.529	34.529
3.11.01	Imposto de Renda Diferido	7.867	7.867	13.965	13.965
3.11.02	Contribuição Social Diferida	804	804	8.753	8.753
3.11.03	Reversão do Imposto de Renda Diferido	11.823	11.823	11.811	11.811
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	111.278	111.278	(23.774)	(23.774)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	28.479.577	28.479.577	28.479.577	28.479.577
	LUCRO POR AÇÃO	0,00391	0,00391		
	PREJUÍZO POR AÇÃO			(0,00083)	(0,00083)

04.01 - NOTAS EXPLICATIVAS

1. CONTEXTO OPERACIONAL

A Companhia de Saneamento Básico do Estado de São Paulo – SABESP tem por objeto social a operação dos sistemas públicos de água e esgoto no Estado de São Paulo, mediante a concessão desses serviços, a uma vasta rede de clientes residenciais, comerciais, industriais e governamentais. A companhia também fornece água por atacado a municípios da Região Metropolitana de São Paulo que não possuem sistemas de abastecimento de água.

A companhia fornece serviços de água e esgoto a 322 municípios do Estado de São Paulo, mediante a concessão destes. Substancialmente, todas as concessões têm prazo de duração de 30 anos, sendo que uma delas expira em 2004 e as restantes, entre 2005 e 2029. As concessões podem ser automaticamente renovadas por períodos iguais do contrato inicial, a menos que o município ou a SABESP se utilizem do direito de rescindir a concessão pelo menos seis meses antes da data de expiração da concessão.

A companhia não detém uma concessão formal para o fornecimento dos serviços de água e esgoto na cidade de São Paulo, que responde pela grande maioria da receita de serviços prestados, e em outros 43 municípios do Estado de São Paulo, operando nesses casos amparado em escritura pública de autorização. Com exceção da cidade de Santos, nenhum desses municípios possui população expressiva. A companhia entende que é possuidora do direito de fornecer tais serviços com base, entre outros aspectos, na posse dos sistemas de água e esgoto que servem a Cidade de São Paulo e aos demais municípios e em certos direitos sucessórios adquiridos a partir da fusão que gerou a SABESP.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras foram elaboradas de acordo com os princípios contábeis previstos na legislação societária brasileira e nas instruções da Comissão de Valores Mobiliários - CVM.

Essas demonstrações são identificadas pela expressão "pela legislação societária". Estão sendo apresentadas, também, informações suplementares "em moeda de poder aquisitivo constante", elaboradas de acordo com os critérios descritos na nota 4.

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

(a) Apuração do resultado

(i) Receitas com vendas e prestação de serviços

O fornecimento de água e os serviços de coleta e tratamento de esgotos sanitários, não faturados até a data do encerramento do período/exercício, são mensurados e registrados contabilmente, em

04.01 - NOTAS EXPLICATIVAS

contrapartida do contas a receber de clientes, de forma a possibilitar a contraposição dos custos e das receitas no respectivo período/exercício.

(ii) Despesas e receitas financeiras

Representadas substancialmente por juros, variações monetárias e cambiais, decorrentes de empréstimos e financiamentos, e aplicações financeiras, calculados e registrados contabilmente pelo regime de competência.

(iii) Imposto de renda e contribuição social

As provisões para o imposto de renda e imposto de renda diferido sobre diferenças temporais são constituídas à alíquota-base de 15% mais adicional de 10%. As provisões para contribuição social sobre o lucro e a diferida são constituídas à alíquota de 9%.

(iv) Demais receitas e despesas

As demais receitas e despesas são reconhecidas pelo regime de competência.

(b) Aplicações financeiras

Representadas substancialmente por Certificados de Depósitos Bancários - CDBs, são registradas pelos valores das aplicações, acrescidos dos rendimentos auferidos ("pro - rata temporis") até a data do encerramento do período/exercício.

(c) Provisão para devedores duvidosos

Constituída por montante considerado suficiente para cobrir prováveis perdas na realização de contas a receber de clientes, registrada em contrapartida do resultado do exercício, na rubrica "despesas com vendas".

(d) Estoques

Os estoques de materiais destinados ao consumo e à manutenção dos sistemas de água e esgoto são avaliados ao custo médio de aquisição e estão classificados no ativo circulante.

Os estoques destinados a investimentos estão classificados no ativo imobilizado pelo custo histórico.

(e) Demais ativos circulantes e realizável a longo prazo

Os demais ativos circulantes e realizável a longo prazo são demonstrados aos valores de custo ou realização, incluindo, quando aplicável, os rendimentos auferidos.

(f) Permanente

04.01 - NOTAS EXPLICATIVAS

Demonstrado ao custo corrigido até 31 de dezembro de 1995, combinado com os seguintes aspectos:

Depreciações de bens do imobilizado, pelo método linear, às taxas anuais mencionadas na nota 7.

Reavaliação de bens do imobilizado, efetuada em duas etapas em 1990 e 1991, com base em laudo de avaliação emitido por peritos independentes, realizada mediante depreciação, alienação e baixas dos respectivos bens, em contrapartida da conta "Lucros acumulados".

Amortizações do ativo diferido calculadas pelo método linear e pelo período de cinco anos a partir da data em que os benefícios começam a ser gerados.

Os encargos financeiros relacionados a financiamentos, obtidos junto a terceiros, destinados a obras em andamento, são apropriados ao custo das mesmas.

(g) Empréstimos e financiamentos

Atualizados com base nas variações monetárias e cambiais, acrescidos dos respectivos encargos incorridos até a data do encerramento do período/exercício.

(h) Provisão para contingências

Constituída para cobertura de eventuais perdas, avaliadas como prováveis por consultores jurídicos e de valor estimável , relacionadas a processos trabalhistas, tributários, cíveis e comerciais, nas instâncias administrativas e judiciais.

(i) Demais passivos circulante e exigível a longo prazo

Os demais passivos circulante e exigível a longo prazo são demonstrados pelos valores conhecidos ou exigíveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais.

(j) Juros sobre o capital próprio

Foram contabilizados de acordo com as disposições contidas na Lei nº 9.249/95, para efeito de dedutibilidade, limitados à variação, pró-rata dia, da taxa de juros de longo prazo - TJLP e demonstradas contabilmente de acordo com a deliberação CVM nº 207/96.

4. INFORMAÇÃO SUPLEMENTAR EM "MOEDA DE PODER AQUISITIVO CONSTANTE"

a) Índice de atualização

A atualização monetária das operações relativas ao ativo permanente, patrimônio líquido, das contas de resultado e apuração de ganhos e perdas nos itens monetários foi mensurada com base

04.01 - NOTAS EXPLICATIVAS

na variação da Unidade Monetária Contábil - UMC, considerando como base a variação do Índice Geral de Preços - Mercado - IGP-M (0,51% no 1º trimestre).

(b) Contas patrimoniais

Os montantes relativos aos ativos e passivos monetários apresentados em "moeda de poder aquisitivo constante" são idênticos àqueles apresentados "pela legislação societária", exceto pelos valores a receber de clientes, a pagar a fornecedores e empreiteiros, imposto de renda e contribuição social diferidos no exigível a longo prazo que estão ajustados para refletir o poder aquisitivo ou a realização em moeda de 31 de março de 2002, tomando-se por base a taxa divulgada pela Associação Nacional de Bancos de Investimento - ANBID.

O ativo permanente e o patrimônio líquido foram corrigidos com base na variação mensal da UMC, atualizada pelo IGP-M até 31 de março de 2002.

(c) Contas do resultado

Todas as contas foram atualizadas monetariamente com base na variação da UMC, a partir do mês de sua contabilização, ajustadas pelos ganhos e perdas inflacionários apurados sobre os saldos iniciais e finais de cada mês dos ativos e passivos monetários, e que geraram despesas e receitas financeiras ou inflacionárias nominais, os quais foram considerados como redutores das respectivas contas de resultado a que se vinculam.

(d) Impostos e contribuições diferidos

O imposto de renda e a contribuição social diferidos foram calculados com base nas alíquotas de 15% mais adicional de 10% e 9%, respectivamente, sobre o montante da mais-valia dos bens e direitos do ativo permanente gerada pelo resultado da sua atualização monetária, em conformidade com as instruções da CVM, consubstanciada no Pronunciamento do IBRACON - Instituto dos Auditores Independentes do Brasil no. 99/006.

Os montantes apresentados estão em moeda de poder aquisitivo de 31 de março de 2002.

		Em milhares de R$
BALANÇO PATRIMONIAL	Moeda Nominal	Correção Integral
ATIVO TOTAL	15.852.369	24.237.995
ATIVO CIRCULANTE	1.325.954	1.323.527
ATIVO REALIZÁVEL A LONGO PRAZO	910.241	910.241
ATIVO PERMANENTE	13.616.174	22.004.227
Investimentos	740	1.191
Imobilizado	13.500.274	21.839.721
Diferido	115.160	163.315
PASSIVO TOTAL	15.852.369	24.237.995
PASSIVO CIRCULANTE	1.392.327	1.392.007
PASSIVO EXIGÍVEL A LONGO PRAZO	6.459.818	8.962.096

04.01 - NOTAS EXPLICATIVAS

PATRIMÔNIO LÍQUIDO	8.000.224	13.883.892
Capital Social Realizado	3.403.688	5.919.249
Reservas de Capital	41.458	60.322
Reservas de Reavaliação	2.927.959	5.136.559
Reservas de Lucro	1.598.217	2.775.239
Lucros/Prejuízos Acumulados	28.902	(7.477)

Em milhares de R$

DEMONSTRAÇÃO DO RESULTADO	Moeda Nominal	Correção Integral
Receita Líquida de Venda e/ou Serviços Vendidos	896.897	891.893
Custo de Bens e/ou Serviços Vendidos	(422.218)	(506.330)
Resultado Bruto	474.679	385.563
Despesas com Vendas	(117.247)	(114.209)
Despesas Administrativas	(48.741)	(48.724)
Resultado Antes das Financeiras Líquidas	308.691	222.630
Financeiras Líquidas	(175.430)	(151.768)
Resultado Operacional	133.261	70.862
Resultado não Operacional	(7.859)	(12.612)
Resultado antes da Tributação e Participações	125.402	58.250
Provisão para Imposto de Renda e Contribuição Social	(34.618)	(34.636)
Imposto de Renda e Contribuição Social Diferidos	20.494	43.936
Lucro do Período	111.278	67.550
Lucro por Ação	0,00391	0,00237

CONCILIAÇÃO DO RESULTADO DO PERÍODO E PATRIMÔNIO LÍQUIDO

Em milhares de R$

	Lucro do Período	Patrimônio Líquido
	Janeiro a Março de 2002	
Legislação Societária	111.278	8.000.224
Correção Monetária		
Do Permanente	17.212	8.388.053
Do Patrimônio Líquido	(83.687)	
Ajuste a Valor Presente – Líquido	(669)	(2.107)
Reversão (provisão) de Impostos		
Imposto de Renda	17.218	(1.839.910)
Contribuição Social	6.198	(662.368)
Em Moeda de Poder Aquisitivo Constante	67.550	13.883.892

04.01 - NOTAS EXPLICATIVAS

5. CLIENTES

Os valores a receber de clientes (exceto acordos) não consideram multa, juros ou qualquer forma de atualização monetária por atraso em seus pagamentos e podem ser assim demonstrados:

(a) Saldos Patrimonias

Em milhares de R$

	Mar/02	Dez/01
No circulante		
Particulares		
- Rol Comum	375.550	393.850
- Rol Especial	71.338	61.028
- Acordos	45.487	46.579
	492.375	501.457
De Entidades Públicas :		
- Municipal – Capital	157.150	149.651
- Municipal – Outros	43.714	77.110
- Estadual – a vencer	32.239	20.071
– vencidos	43.165	-
Total Estadual	75.404	20.071
- Acordo GESP	28.279	15.711
- Federal	10.906	9.582
	315.453	272.125
Por atacado - prefeituras		
- Guarulhos	155.151	143.956
- Mauá	37.658	36.453
- Mogi das Cruzes	3.818	2.612
- Santo André	130.836	126.325
- São Bernardo do Campo	124.642	118.931
- São Caetano do Sul	2.791	1.890
- Diadema	32.236	30.416
	487.132	460.583
Fornecimentos à Faturar	196.434	200.922
Sub total	1.491.394	1.435.087
Provisão para Devedores Duvidosos		
Particulares e Públicas (Exclusive GESP)	(253.907)	(255.569)
Fornecimento por Atacado	(367.782)	(367.782)
	(621.689)	(623.351)
Total	869.705	811.736

Os valores a receber de clientes particulares referem-se a (i) rol comum – residenciais e pequenas e médias empresas, (ii) rol especial – grandes consumidores, comércio, indústrias, condomínios e

04.01 - NOTAS EXPLICATIVAS

consumidores com características especiais de faturamento (efluentes industriais, poços etc.) (iii) acordos – parcelamento de débito tarifário.

(b) Demonstração por vencimento

Em milhares de R$

	Mar/2002	Dez/2001
Valores a Vencer	403.690	374.885
Vencidas até 30 dias	124.707	94.174
Vencidas de 31 a 60 dias	42.241	34.868
Vencidas de 61 a 90 dias	26.469	24.142
Vencidas de 91 a 120 dias	23.490	13.964
Vencidas de 121 a 180 dias	68.154	57.297
Vencidas de 181 a 360 dias	156.779	149.331
Vencidas acima de 360 dias	645.864	686.426
Sub total	1.491.394	1.435.087
Provisão para devedores duvidosos	(621.689)	(623.351)
Total	869.705	811.736

(c) Provisão para Devedores Duvidosos

O montante do complemento da provisão, no exercício pode ser assim representado:

Em milhares de R$

	Mar/2002	Dez/2001
	Complemento	Complemento
Saldo anterior	623.351	472.653
De particulares / entidades públicas	(1.662)	51.157
Fornecimento por Atacado - Prefeituras	-	99.541
Total do ano	(1.662)	150.698
Saldo atual	621.689	623.351

(i) A Companhia contabilizou prováveis perdas de créditos no contas a receber apuradas no 1º trimestre de 2002, no montante de R$ 66.625 mil (líquido de créditos recuperados, sendo R$ 61.857 mil até R$ 5 mil e R$ 4.768 mil acima de R$ 5 mil), diretamente ao resultado do período, obedecendo as diretrizes da Lei 9.430/96, registrada na rubrica Despesas com Vendas. Em 2001 essas perdas foram de R$ 62.693 mil no 1º trimestre.

(d) Movimentação no Trimestre

(i) Permissionárias

04.01 - NOTAS EXPLICATIVAS

Os valores a receber de fornecimento por atacado referem-se a vendas de "água tratada" para algumas prefeituras, cabendo a elas efetuar a distribuição, o faturamento e a cobrança.

Em milhares de R$

Município	Saldo Dez/01	Faturado 1º trim. 02	Recebido 1º trim. 02	Saldo Mar/02
Diadema	30.416	4.589	2.769	32.236
Guarulhos	143.956	16.457	5.262	155.151
Mauá	36.453	5.119	3.914	37.658
Mogi das Cruzes	2.612	3.003	1.797	3.818
Santo André	126.325	8.723	4.212	130.836
São Bernardo do Campo	118.931	13.962	8.251	124.642
São Caetano do Sul	1.890	2.791	1.890	2.791
Total	460.583	54.644	28.095	487.132

(ii) Governo do Estado

Em milhares de R$

Saldo Dez/01	Faturado 1º trim. 02	Recebido 1º trim. 02	Saldo Mar/02
20.071	58.974	3.641	75.404

6. CONTAS A RECEBER DE ACIONISTA

Referem-se a valores de complemento de aposentadoria e licença-prêmio, pagos pela companhia a ex-funcionários oriundos das empresas estatais que se fundiram para constituição da SABESP. Os montantes envolvidos são ressarcidos pelo Governo Estadual, responsável pelo cumprimento dessas obrigações, conforme a Lei Estadual nº 200/74. Esses créditos, que em 31 de março representam R$ 22.672 mil, devem estar incluídos na proposta orçamentária do Governo do Estado de São Paulo, aprovada pela Assembléia Legislativa.

Em 11 de dezembro de 2001, foi assinado o "Termo de Reconhecimento e Consolidação de Obrigações, Compromisso de Pagamento e Outras Avenças", descrito na nota 15, onde o Estado reconhece ser devedor de R$ 320.623 mil, que corresponde ao saldo histórico dessas obrigações em 30 de novembro de 2001. Desse acordo cuja primeira parcela vence 210 dias após a assinatura, R$ 25.312 mil estão registrados no circulante, na rubrica "Contas a Receber de Acionista" e o saldo restante no realizável a longo prazo na rubrica "Acordo GESP".

7. IMOBILIZADO

Em milhares de R$

	Mar/2002			Dez/2001
	Custo	Depreciação Acumulada	Líquido	
Em Operação				
Sistema de Água				
Terrenos	916.414	-	916.414	916.088
Estruturas	2.457.001	(908.928)	1.548.073	1.568.367
Ligações	706.834	(215.555)	491.279	492.921
Hidrômetros	229.458	(94.104)	135.354	128.983
Redes	2.814.059	(635.267)	2.178.792	2.182.339
Equipamentos	128.749	(79.441)	49.308	48.627
Outros	336.736	(141.047)	195.689	202.237
Sub-total	7.589.251	(2.074.342)	5.514.909	5.539.562
Sistema de Esgotos				
Terrenos	339.532	-	339.532	339.494
Estruturas	1.166.689	(295.771)	870.918	879.341
Ligações	722.642	(210.225)	512.417	513.423
Redes	3.726.006	(703.392)	3.022.614	3.022.494
Equipamentos	353.714	(160.145)	193.569	201.197
Outros	19.165	(7.248)	11.917	12.522
Sub-total	6.327.748	(1.376.781)	4.950.967	4.968.471
Uso Geral				
Terrenos	102.527	-	102.527	102.527
Estruturas	110.933	(46.705)	64.228	65.054
Equipamentos de Transporte	131.640	(98.212)	33.428	27.206
Móveis, Utensílios e Equipamentos	209.642	(109.014)	100.628	93.845
Terrenos Cedidos em Comodato	25.312	-	25.312	25.312
Bens Cedidos em Comodato	8.023	(2.471)	5.552	5.552
Sub-total	588.077	(256.402)	331.675	319.496
Sub-total em Operação	14.505.076	(3.707.525)	10.797.551	10.827.529
Em Andamento				
Sistema de Água	857.892	-	857.892	861.173
Sistema de Esgotos	1.544.571	-	1.544.571	1.521.035
Outros	22.139	-	22.139	21.614
Sub-total em Andamento	2.424.602	-	2.424.602	2.403.822
Bens Intangíveis	302.468	(24.347)	278.121	278.599
Total Geral	17.232.146	(3.731.872)	13.500.274	13.509.950

Depreciações:

A depreciação é calculada às seguintes taxas anuais : edificações – 4%; interceptores e redes – 2%; maquinaria e equipamentos – 10%; hidrômetros – 10%; veículos – 20%; equipamentos de computação – 20%; ligações prediais – 5% e mobiliário de escritório – 10%.
Amortização dos bens intangíveis é realizada de acordo com a vigência dos contratos de concessão dos municípios assumidos.

(i) Obras em andamento

A previsão para desembolso a partir de abril de 2002, podendo ultrapassar o final deste ano, referente às obras já contratadas, é de aproximadamente R$ 597.000 mil.

(ii) Baixa de bens do ativo permanente

A companhia baixou neste trimestre R$ 6.295 mil, relacionados ao grupo de bens em operação, em decorrência de obsolescência, desativação e furto.

No 1º trimestre/2001 foi baixado R$ 26.255 mil, sendo R$ 17.244 mil referente ao grupo de bens em operação em decorrência de obsolescência, desativação e furto e, R$ 9.011 mil, relacionado ao imobilizado em andamento, motivado por obras e projetos inviabilizados.

(iii) Desapropriações

Em decorrência da execução de obras prioritárias relacionadas aos sistemas de água e esgoto, houve necessidade de desapropriações ou instituição de servidão de passagem em propriedades de terceiros, procedidas de acordo com a legislação pertinente. Seus proprietários serão ressarcidos por meios amigáveis ou judiciais.
A previsão para desembolsos a serem realizados a partir do segundo trimestre de 2002 é de aproximadamente R$ 193.000 mil, os quais deverão ser cobertos com recursos próprios. Os bens objeto desses processos deverão ser registrados no ativo imobilizado quando concretizada a operação.

(iv) Efeitos fiscais sobre reavaliação de ativos

Conforme permitido pela Instrução CVM 197/93, a companhia deixou de provisionar os efeitos fiscais (diferidos) sobre a mais valia decorrente de reavaliação do ativo imobilizado ocorrida em 1990 e 1991. Caso fosse contabilizado, o montante não realizado até 31 de março de 2002 seria de R$ 596.357 mil. No período de janeiro a março de 2002 a realização foi de R$ 25.847 mil.

8. EMPRÉSTIMOS E FINANCIAMENTOS

SALDO DEVEDOR DE EMPRÉSTIMOS

Em milhares de R$

	Mar/02			Dez/01						
	CURTO PRAZO	LONGO PRAZO	TOTAL	CURTO PRAZO	LONGO PRAZO	TOTAL	VENCTO. FINAL	TX.ANUAL JUROS	ATUALIZ. MONET.	GARANTIAS
PAÍS										
Banco do Brasil	126.189	2.391.712	2.517.901	122.864	2.410.937	2.533.801	2014	8,50%	UPR	Gov.Est.S. Paulo
Debêntures 3ª Emissão	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1,5%		-
Debêntures 4ª Emissão	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1,2%		-
CEF	25.901	493.347	519.248	24.948	495.256	520.204	2007 a 2016	5 % a 9,5%	UPR	Rec.Próprios
Fehidro	180	17	197	193	1	194	2002/03	6% + TJLP limite 6%	TJLP reduzida em 6%	Rec.Próprios
Outros	344	26.574	26.918	332	25.629	25.961	2009/11	12% e CDI	UPR	Rec.Próprios
Juros e Encargos	22.947	-	22.947	23.267	-	23.267				
TOTAL DO PAÍS	175.561	3.624.744	3.800.305	171.604	3.644.917	3.816.521				
EXTERIOR										
Bird US$ 66.573 mil	62.720	92.388	155.108	62.706	119.872	182.578	2004/07	5,32%	Var.cesta de moedas + US$	Gov.Federal
Soc.Génerale EUR 4.109 mil	1.296	7.028	8.324	1.320	7.159	8.479	2006	5,90%	EUR	Gov.Federal
Bid US$ 416.643 mil	76.375	891.737	968.112	76.677	907.267	983.944	2007/25	3 % a 7,7%	Var.cesta de moedas + US$	Gov.Federal
Euro Bônus US$ 475.000 mil	-	1.103.710	1.103.710	-	1.102.190	1.102.190	2003/05	10% e 12%	US$	-
Westdeutsche Landesbank	-	-	-	116.020	-	116.020				
Deutsche Bank Luxembourg US$ 80.000 mil	46.472	139.416	185.888	46.408	139.224	185.632	2005	11.125%	US$	-
Juros e Encargos	51.291	-	51.291	74.587	-	74.587				
TOTAL DO EXTERIOR	238.154	2.234.279	2.472.433	377.718	2.275.712	2.653.430				
TOTAL	413.715	5.859.023	6.272.738	549.322	5.920.629	6.469.951				

UPR: Unidade Padrão de Referência
VARIAÇÃO DA CESTA DE MOEDAS: Valor referente unidade de conta Bid e Bird
TJLP : Taxa de Juros de Longo Prazo
EUR: Euro

(i) Empréstimo Sindicalizado

Em fevereiro de 2002 foi liquidado o contrato com o Westdeutsche Landesbank, no valor de US$ 50 milhões.

(ii) Compra de Moeda Estrangeira

04.01 - NOTAS EXPLICATIVAS

Em março de 2002 foi realizada a compra de US$ 14.450 mil à taxa de R$ 2,345, para o pagamento da terceira parcela de principal e juros do contrato com o Deutsche Bank vencível em abril de 2002. O valor encontra-se contabilizado em conta do ativo circulante, atualizado pela variação cambial.

9. REFIS

Composição da base de cálculo quando da adesão ao Refis.

Em milhares de R$

Imposto	Valor Principal	Multa	Juros	Saldo em 29/02/00	Valor a compensar	Valor a Pagar
COFINS	416	83	580	1.079	(47)	1.032
PASEP	1.076	215	1.609	2.900	(128)	2.772
CONTR. SOCIAL	46.658	9.332	74.468	130.458	(79)	130.379
IMP. DE RENDA	45.104	9.021	51.050	105.175	(579)	104.596
TOTAL	93.254	18.651	127.707	239.612	(833)	238.779

O valor de R$ 238.779, demonstrado acima, foi apurado quando da adesão ao Refis. Após essa data, foram incorridos encargos no valor de R$ 43.687mil e amortizações no valor de R$ 111.206 mil.
Obs: As multas e juros acima mencionados já faziam parte dos acordos firmados em períodos anteriores.

A Companhia aderiu ao Refis com o intuito exclusivo de reparcelar débitos anteriormente acordados com a Receita Federal.

A Companhia optou pela modalidade de parcelamento alternativo, em parcelas iguais pelo prazo de 60 meses, acrescidas de TJLP – taxa de juros de longo prazo, não estando sujeitas ao limite do pagamento com base em percentual do faturamento. A opção da Administração pela adesão, considerou sobretudo a redução da taxa de juros aplicáveis aos referidos débitos, passando de Selic, que corrigia os acordos vigentes até 29 de fevereiro de 2000, para TJLP. O ganho financeiro a valor presente, se calculado tomando por base os termos acima descritos, não foi reconhecido contabilmente em atendimento às normas contábeis brasileiras.
Em 31 de março de 2000, o saldo acumulado de Base Negativa de Contribuição Social era de R$ 28.506 mil o qual não foi utilizado na amortização dos juros e multas. Não existia saldo acumulado de Prejuízo Fiscal nessa data.

Não foram efetuados ajustes em decorrência da adesão ao Refis. O valor das parcelas pagas antes da adesão ao Refis era de aproximadamente R$ 7 milhões/mês passando para R$ 4 milhões/mês.

Foram arrolados na operação terrenos no montante de R$ 249.034 mil, em garantia ao processo de pagamento dos referidos débitos.

A opção pelo Refis, implica na obrigatoriedade do pagamento regular dos impostos e contribuições, conforme previsto na legislação.

10. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

Em milhares de R$

(a) Saldos patrimoniais e de resultado

	Jan-Mar/2002	Dez/01
No ativo circulante		
Imposto de renda a compensar	27.444	22.081
Contribuição social a compensar	5.508	5.334
	32.952	27.415
No realizável a longo prazo((b)(i))		
Imposto de renda diferido	67.483	55.877
Contribuição social diferida	37.713	35.463
	105.096	91.340
No passivo circulante		
Imposto de renda	29.885	-
Contribuição social	4.733	-
	34.618	-
No exigível a longo prazo ((b)(ii))		
Imposto de renda diferido	234.159	242.246
Contribuição social diferida	15.942	14.593
	250.101	256.839

	Jan-Mar/2002	Jan-Mar/2001
No resultado		
Do exercício		
Imposto de renda	(29.885)	(21.781)
Imposto de renda diferido	7.867	13.965
Reversão		
Imposto de renda diferido	11.823	11.811
	(10.195)	3.995
Do exercício		
Contribuição social	(4.733)	(2.636)
Contribuição social diferida	804	8.753
	(3.929)	6.117

04.01 - NOTAS EXPLICATIVAS

(b) Diferidos

(i) No realizável a longo prazo

Calculados substancialmente com base em diferenças temporais no montante de R$ 92.849 mil, com realização prevista para os próximos dois anos.

A companhia está pleiteando a compensação integral das bases negativas da contribuição social e dos prejuízos fiscais, sem a limitação de 30% prevista na Lei 8.981/95; no entanto, a parcela compensada no exercício considerou o percentual definido na referida Lei. A base negativa de contribuição social acumulada em 31 de março de 2002, é de R$ 136.073 mil, sobre a qual foi constituído crédito fiscal correspondente no montante de R$ 12.247 mil, com realização prevista para os próximos cinco anos.

(ii) No exigível a longo prazo

Constituída à alíquota de 25% sobre o saldo do Lucro Inflacionário e correção monetária complementar (diferença IPC – Índice de Preços ao Consumidor e do BTNF – Bônus do Tesouro Nacional Fiscal) com realização no trimestre no montante de R$ 11.823 mil (2001 – R$ 11.811 mil).

(c) Reconciliação da taxa efetiva

Valor registrado como despesa de imposto de renda e contribuição social nas demonstrações financeiras está conciliado à taxa nominal conforme demonstrado a seguir:

		Em milhares R$
	1º trimestre / 2002	1º trimestre / 2001
Lucro (prejuízo) antes do imposto sobre o lucro	125.402	(33.886)
Benefício (despesa) à taxa nominal de 34%	(42.637)	11.521
Ajustes de conciliação:		
- Benefício fiscal de juros sobre capital próprio	36.796	-
- Realização não-dedutível da reserva de reavaliação	(8.788)	(9.976)
- Outras diferenças	505	8.567
Despesa de imposto de renda e contribuição social na demonstração de resultado	(14.124)	10.112

04.01 - NOTAS EXPLICATIVAS

11. PROVISÕES E CONTINGÊNCIAS

Em milhares de R$

(a) No passivo circulante	Mar/2002	Dez/2001
(i) Provisões		
Férias	64.573	71.890
13º Salário	11.607	-
Encargos Sociais	2.535	2.470
	78.715	74.360
(ii) Provisões para Contingências		
Cofins e Pasep Lei 9.718 (iii)	123.386	111.035
Finsocial (iv)	52.217	51.753
Com Clientes	3.452	3.452
	179.055	166.240

(iii) Mediante Ação Ordinária, com pedido de tutela antecipada, a companhia está questionando judicialmente a sistemática introduzida pela Lei nº 9.718/98, que ampliou a base de cálculo da contribuição para o Financiamento de Seguridade Social – COFINS e do Programa de Formação do Patrimônio do Servidor Público – PASEP e majorou a alíquota da COFINS. O pedido de tutela antecipada foi deferido em 11 de junho de 1999, sem depósito judicial.
A diferença apurada nos cálculos, segundo os critérios da lei atual e os valores efetivamente recolhidos, calculados conforme a lei anterior, de 1999 a 2002, perfaz R$ 123.386 mil, e foi provisionada e registrada no passivo circulante.

(iv) Em julho de 1991 foi ajuizada Ação Ordinária Anulatória e Declaratória, através do processo nº 91.0663460-5, pedindo que fossem declarados nulos os débitos de Finsocial e que fosse extinta a obrigatoriedade da SABESP em contribuir com o Finsocial.
Foram efetuados depósitos judiciais aplicando-se alíquota de 2%, referentes aos períodos de abril de 1991, a abril de 1992, sendo em 30 de agosto de 1994 autorizado o levantamento de 75% desses depósitos. Os restantes 25% da importância, correspondente à alíquota de 0,5% foram mantidos como depósito judicial e também provisionados.
Com o reconhecimento pelo STF – Supremo Tribunal Federal, da constitucionalidade do Finsocial sobre a receita bruta das empresas exclusivamente prestadoras de serviços, a Superintendêcia Jurídica da companhia recomendou efetuar a complementação da provisão em 1,5% em setembro de 2001.

(b) No exigível a longo prazo
A administração, com base em análise conjunta com seus consultores jurídicos, constitui provisão para as contingências considerada suficiente para fazer face a prováveis perdas em processos judiciais, no valor de R$ 92.226 mil (dez/2001 – R$ 76.625 mil), assim distribuídos:

Em milhares de R$

	Mar/2002	Dez/2001
Trabalhistas	15.700	15.267
Encargos Previdenciários – INSS	4.892	4.874
Com Fornecedores (i)	68.143	53.418
Outros	3.491	3.066
	92.226	76.625

(i) Refere-se à Ação Ordinária proposta por prestador de serviço, decorrente de contratos de obras.

(c) Processos Judiciais

A companhia é parte integrante em ações judiciais e processos administrativos referente a questões ambientais, tributárias, cíveis e trabalhistas, as quais são consideradas pelos nossos consultores jurídicos como sendo possível de êxito/perda e que não estão registrados contabilmente. O montante atribuído a esses processos representa R$ 47.338 mil em 31 de março de 2002.

12. JUROS SOBRE O CAPITAL PRÓPRIO

A companhia provisionou no primeiro trimestre de 2002, a título de juros sobre o capital próprio, o montante de R$ 108 milhões; sendo que desse valor foram retidos R$ 4,6 milhões de imposto de renda na fonte.

Os referidos juros a título de remuneração sobre o capital próprio serão imputados ao valor dos dividendos relativos ao exercício de 2002.

O valor da remuneração é de R$ 3,80 por lote de mil ações ordinárias, a ser pago em até 60 dias após a realização da Assembléia Geral Ordinária de 2003.

13. PLANOS PREVIDENCIÁRIO E ASSISTENCIAL

A companhia é patrocinadora da Fundação Sabesp de Seguridade Social - SABESPREV, entidade constituída em agosto de 1990, com o objetivo principal de administrar planos de benefício previdenciário complementar e programa assistencial dos empregados da SABESP.

As contribuições mensais relativas ao plano previdenciário - benefício definido, correspondem a 2,10% da companhia e 2,10% dos participantes.

As contribuições dos participantes apresentada acima é a média, pois o valor do desconto varia em função da faixa salarial, entre 1% e 8,5%. A contribuição da companhia inclui a responsabilidade assumida referente a períodos anteriores à constituição da SABESPREV.

O programa assistencial, que é constituído por planos de saúde optativos, de livre escolha, é mantido também por contribuições da patrocinadora e dos participantes, que no exercício foram as seguintes:

. Da companhia: 6,21% em média da folha de salários;
. Dos participantes: 3,21%, sobre o salário base e gratificação, que corresponde à média de 2,25% da folha bruta de salários.

A companhia está promovendo mudança no Plano de Benefício Definido para um Plano de Contribuição Definida, com o objetivo de reduzir riscos futuros para a Instituição, oferecendo um plano mais moderno e flexível para seus empregados. Os novos empregados deverão aderir ao novo plano, enquanto que para aqueles que já participam do Plano de Benefício Definido a escolha será livre.

14. BENEFÍCIOS A EMPREGADOS

Objetivando atender ao disposto na Deliberação CVM nº 371 de 13 de dezembro de 2000, informamos abaixo os valores apurados dos benefícios de pensão e aposentadoria concedidos e a conceder que os empregados farão jus após o tempo de serviço.

Em 31 de dezembro de 2001, com base no relatório de atuário independente, calculado pelo método de Unidade de Crédito Projetada, a SABESP possuía um compromisso atuarial líquido de R$ 266.074 mil que representa a diferença entre o valor presente das obrigações da Companhia relativamente aos participantes empregados, aposentados e pensionistas e dos ativos garantidores, conforme demonstrado a seguir:

	Em milhares de R$
Valor presente das obrigações atuariais descobertas	591.998
Valor justo dos ativos	(325.924)
Valor do custo passado não reconhecido no balanço	266.074

Para o ano de 2002, estimamos as despesas a serem incorridas nos seguintes montantes:

Custo do serviço corrente	10.711
Custo dos juros	61.438
Rendimentos esperados do ativo do plano	(34.639)
Amortização do custo do serviço passado	53.214
Contribuição do empregado	(11.336)
Total	79.388

A empresa passou a contabilizar numa base mensal o valor apurado no laudo atuarial. O montante de R$ 16.856 mil foi contabilizado no Passivo Exigível a Longo Prazo contra o resultado do período.

A obrigação e despesa apuradas pelo cálculo atuarial foram obtidas utilizando os seguintes critérios:

Hipóteses Econômicas
- Taxa nominal de desconto – 10,5% a.a.;
- Taxa nominal de retorno esperado dos ativos – 10,5% a.a.;
- Crescimentos salariais futuros – 4,75% a.a.;
- Crescimento dos benefícios da previdência social e dos limites – 2,5% a.a.;

Observação – As hipóteses econômicas consideram uma inflação de longo prazo de 2,5% ao ano.

- Número de participantes ativos em 31 de dezembro de 2001	16.859
- Número de participantes inativos em 31 de dezembro de 2001	4.442

Emenda Constitucional nº 20

A avaliação do plano de custeio da SABESPREV é procedida por atuário independente, cujas premissas diferem daquelas aplicadas para fins de apuração dos benefícios a empregados dispostas na Deliberação CVM nº 371, substancialmente quanto ao método atuarial de cálculo (CVM nº 371 – capitalização e SPC – Secretaria de Previdência Complementar – misto) e taxa de desconto (CVM nº 371 – 10,5% nominal e SPC – 6,0% real).

Desta forma, o eventual déficit apurado em 31 de dezembro de 2001, de acordo com o método da unidade de crédito projetada demonstrado acima, que vier a se refletir em déficit técnico no método adotado no Plano da Sabesprev, resultará em aportes financeiros adicionais.

15. TRANSAÇÕES COM PARTES RELACIONADAS

	Em milhares de R$	
	Mar/02	Dez/01
No ativo circulante		
Caixa, bancos e aplicações financeiras com instituições		
Controladas pelo Governo Estadual – Nossa Caixa S/A	221.033	319.734
Clientes Estadual	103.683	35.782
Contas a receber de acionistas	47.984	19.740
No realizável a longo prazo		
Acordo GESP	625.238	649.057
No Passivo Circulante		
Juros sobre Capital Próprio	477.819	477.819
No Exigível a Longo Prazo		
Juros sobre Capital Próprio	75.428	-
	Mar/02	Dez/01
Receita bruta de vendas e serviços prestados		
Venda de água	32.680	135.561
Serviço de esgoto	26.294	106.513
Recebimentos	(3.641)	(169.925)
Receitas financeiras		
Aplicações Financeiras – Nossa Caixa S/A	6.901	60.309

Referem-se a operações de vendas para entidades do Governo Estadual, realizadas em condições consideradas pela Administração como normais de mercado, excetuando-se quanto à forma de liquidação dos créditos, que poderá ser realizada nas a seguir mencionadas:

04.01 - NOTAS EXPLICATIVAS

(a) Termo de Reconhecimento e Consolidação de Obrigações, compromisso de Pagamento e Outras Avenças (Acordo GESP).

Celebrado em 11 de dezembro de 2001, entre a companhia, o Governo do Estado de São Paulo por intermédio da Secretaria de Estado dos Negócios da Fazenda e o Departamento de Águas e Energia Elétrica – DAEE, com a interveniência da Secretaria de Recursos Hídricos, Saneamento e Obras, onde o Estado reconhece que por força da Lei nº 200/74, é responsável pelos encargos decorrentes dos benefícios de complementação de aposentadorias e pensões e reconhece a existência de débitos originários de faturas correspondentes à prestação de serviços de fornecimento de água e coleta de esgoto. O valor total do acordo é de R$ 678.830 mil a valor histórico, sendo R$ 320.623 mil referentes aos benefícios de complementação de aposentadoria e pensões no período de março de 1986 a novembro de 2001, e R$ 358.207 mil provenientes da prestação de serviços de fornecimento de água e coleta de esgotos, faturados e vencidos de 1985 até 1º de dezembro de 2001.

O total mencionado será pago em 114 parcelas mensais e sucessivas, atualizadas pela variação mensal do Índice Geral e Preços de Mercado IGP-M e juros de 6% ao ano, vencendo-se a primeira em 210 dias da data da assinatura desse Instrumento.

Tendo em vista a importância estratégica dos reservatórios Taiaçupeba, Jundiaí, Biritiba, Paraitinga e Ponte Nova, para a garantia da manutenção do volume de água produzido pelo sistema Alto Tietê, o Departamento de Águas e Energia Elétrica – DAEE transferirá esses bens à companhia a título de amortização parcial do ressarcimento devido pelo Estado, mediante cessão de créditos no mesmo valor dos reservatórios, a ser apurado por empresa de avaliação independente. A companhia já possui a autorização de utilização desses mananciais desde 1992, por conta de investimentos efetuados de acordo com convênio celebrado com o DAEE.

A cláusula 15ª prevê: "O Estado e a Sabesp procurarão manter o equacionamento do saldo de créditos a receber relativos aos serviços prestados pela Sabesp, com a utilização, quando aplicável, de dividendos distribuídos pela empresa, de acordo com o Protocolo de Entendimentos, de 30 de Setembro de 1997, em sua cláusula Segunda".

Protocolo de Entendimentos com o Governo do Estado de São Paulo

A companhia e o Governo do Estado de São Paulo , por intermédio da Secretaria da Fazenda, celebraram Protocolo de Entendimentos em 30 de setembro de 1997, visando o equacionamento do saldo de créditos a receber relativos às vendas e aos serviços prestados pela companhia, ao complemento de aposentadoria e licença prêmio dos funcionários beneficiados pela Lei nº 200/74 .
A Cláusula 2ª do Protocolo diz: "O Estado declara neste ato que: I – Os pagamentos mensais relativos aos serviços prestados pela SABESP serão equacionados com a utilização dos dividendos distribuídos pela empresa; II – Envidará seus melhores esforços para que os pagamentos sejam realizados pontualmente, comprometendo-se, outrossim, a tomar providências de caráter administrativo que evitem a impontualidade de seus órgãos e entidades.

16. INSTRUMENTOS FINANCEIROS

(a) Valor de mercado dos instrumentos financeiros
Os valores de mercado dos principais instrumentos financeiros da companhia aproximam-se dos valores contábeis, destacando-se:

		Em milhares de R$
	Mar/2002	Dez/2001
Aplicações em títulos e valores mobiliários	212.651	281.746
Empréstimos e financiamentos	6.272.738	6.469.951

Os valores de mercado foram calculados conforme o valor presente desses instrumentos financeiros, considerando a taxa de juros praticada pelo mercado para operações de riscos e prazos similares.

(b) Concentração de risco de crédito
Parte substancial das vendas é bastante pulverizada a um grande número de clientes. No caso desses clientes, o risco de crédito é mínimo devido à grande carteira e aos procedimentos de controle, os quais monitoram esse risco.
Os créditos de liquidação duvidosa estão adequadamente cobertos por provisão para fazer face a eventuais perdas na realização destes.

(c) Moeda estrangeira
As operações em moeda estrangeira consistem em financiamentos destinados a obras específicas de melhoria e ampliação dos sistemas de abastecimento de água, coleta e tratamento de esgoto.

17. CUSTOS E DESPESAS OPERACIONAIS

		Em milhares de R$
	Jan-Mar/02	Jan-Mar/01
1. Custo de Bens e Serviços Vendidos		
Salários e Encargos	154.908	133.361
Materiais	15.140	13.853
Materiais de Tratamento	24.420	16.701
Serviços	45.843	43.333
Força e Luz	55.467	46.655
Despesas Gerais	7.750	8.841
Depreciação e Amortização	118.690	117.157
	422.218	379.901
2.Despesas com Vendas		
Salários e Encargos	23.553	17.714
Materiais	930	861
Serviços	18.994	15.264
Força e Luz	63	122
Despesas Gerais	6.558	5.287
Depreciação e Amortização	524	315
Baixa de Créditos	66.625	66.693
	117.247	102.256

04.01 - NOTAS EXPLICATIVAS

	Jan-Mar/02	Jan-Mar/01
3. Despesas Gerais e Administrativas		
Salários e Encargos	23.754	18.669
Materiais	1.077	992
Serviços	11.729	15.844
Força e Luz	125	119
Despesas Gerais	2.390	1.241
Depreciação e Amortização	2.583	2.789
Despesas Fiscais	7.083	3.667
	48.741	43.321
4. Custos, Despesas com Vendas, Gerais e Administrativas (1+2+3)		
Salários e Encargos	202.215	169.744
Materiais	17.147	15.706
Materiais de Tratamento	24.420	16.701
Serviços	76.566	74.441
Força e Luz	55.655	46.896
Despesas Gerais	16.698	15.369
Depreciação e Amortização	121.797	120.261
Despesas Fiscais	7.083	3.667
Baixa de Créditos	66.625	62.693
	588.206	525.478
5. Despesas Financeiras		
Juros, multas e moras s/ Empr. e Financiamentos Internos	97.929	81.160
Juros, multas e moras s/ Empr. e Financiamentos Externos	55.115	54.916
Juros sobre Capital Próprio	108.222	-
Juros sobre Capital Próprio (reversão)	(108.222)	-
Outras Despesas Financeiras	18.380	16.887
Variações Monetárias s/ Empréstimos e Financiamentos	16.507	10.438
Variações Cambiais s/ Empréstimos e Financiamentos	2.535	204.458
Outras Variações Monetárias	1.808	824
Provisões	15.190	-
	207.464	368.683
6. Receitas Financeiras		
Variações Monetárias	20.124	4.662
Rendimentos de Aplicações Financeiras	7.493	6.180
Juros	5.628	9.645
Outras	3	-
	33.248	20.487

18. INDENIZAÇÕES A RECEBER

Os Municípios de Diadema e Mauá encerraram as concessões dos serviços de abastecimento de água e coleta de esgotos no início de 1995.

Em dezembro de 1996, a companhia propôs demanda indenizatória pleiteando o pagamento pelos investimentos realizados durante a vigência dos contratos de concessão.

Apesar de ainda não ter sido ressarcida pelos respectivos montantes, a companhia continua fornecendo água tratada, por atacado, a esses municípios, que atualmente operam os sistemas de água e esgoto.

04.01 - NOTAS EXPLICATIVAS

O valor residual dos bens do imobilizado relacionados ao Município de Diadema, baixados contabilmente em dezembro de 1996, foi de R$ 75.231 mil, e o saldo da indenização e de outros créditos a receber do município, é de R$ 62.876 mil, encontra-se registrado contabilmente no realizável a longo prazo na conta "Indenizações a receber".

O valor residual dos bens do imobilizado relacionados ao município de Mauá, baixados no exercício de 1999, foi de R$ 103.763 mil, e o saldo da indenização pendente, no montante de R$ 85.918 mil, encontra-se registrado no realizável a longo prazo na conta "Indenizações a receber".

Ambos os casos encontram-se em discussão judicial, sendo, entretanto, considerado, pelo consultor jurídico responsável pela condução dos processos, provável o desfecho favorável para a companhia.

19. MOVIMENTAÇÃO DA CONTA DE LUCROS ACUMULADOS

Saldo em dezembro de 2001	0
Realização da reserva de reavaliação	25.846
Juros sobre o capital próprio	(108.222)
Resultado do período	111.278
Saldo em março de 2002	28.902

20. EVENTOS SUBSEQÜENTES

(i) 5ª Emissão de Debêntures

A Companhia está em fase final de implementação de sua 5ª Emissão de Debêntures simples, escriturais, nominativas, não-conversíveis em ações, sem garantia nem preferência, com valor nominal unitário de R$ 10 mil. A emissão encontra-se registrada na CVM, sob números CVM/SRE/DEB/2002/013 e 014.
A 5ª Emissão tem as seguintes principais características:
Quantidade: 40.000 debêntures
Número de Séries: duas
Data da Emissão: 1º de abril de 2002
Data de Vencimento: 1º de março de 2007
Data de Realização do *bookbuilding*: 25 de abril de 2002
Data da Integralização: ~ 17 de maio de 2002
Repactuação: 1º de outubro de 2003
Valor da Emissão:
R$ 400.000 mil
1ª série = R$ 313.720 mil

04.01 - NOTAS EXPLICATIVAS

2ª série = R$ 86.280 mil

Prazo: 59 meses

Remuneração:

1ª série = CDI + 1,85% ao ano

2ª série = IGP-M + 13,25% ao ano

Amortização:

1/3 do valor nominal em 1º de abril de 2005

½ do saldo do valor nominal em 1° de abril de 2006

saldo do valor nominal em 1º de março de 2007

Pagamento da Remuneração:

da 1ª série: juros pagos trimestralmente

da 2ª série: - correção do valor nominal paga na amortização do principal

- juros pagos anualmente

Os recursos obtidos serão destinados à liquidação de dívidas da Companhia, durante o exercício de 2002.

(ii) BNDES

Foi aprovado pelo BNDES, em dez/01, conforme comunicado através dos ofícios P06/02 e P07/02 (09/01/2002), um total de R$ 400.000 mil, com o objetivo de financiar parte da contrapartida da companhia referente ao contrato nº 1212 com o BID, destinado à execução do Projeto de Despoluição do Rio Tietê – Etapa II, bem como parte da contrapartida do projeto " Recuperação Ambiental da Baixada Santista " a ser financiado pelo JBIC.

(iii) Processo Judicial – Saned

Em 11 de março de 2002 o Juiz da 15ª Vara Cível da Capital, julgou procedente o pedido relativo a ação de cobrança ajuizada pela Sabesp contra a Companhia de Saneamento de Diadema – Saned, pelos serviços de fornecimento de água potável por atacado, condenando a ré a pagar à autora o valor de R$ 35 milhões.

(iv) Processo Judicial – Mauá

Em dezembro de 2001 o Juiz da 2ª Vara Judicial da Comarca de Mauá, julgou improcedente os embargos opostos pela Saneamento Básico do Município de Mauá – Sama, à execução movida pela Sabesp. A Sama manifestou discordância em relação à composição das tarifas cobradas pela Sabesp, que é credora no valor total de R$ 5,6 milhões.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

1) Primeiro trimestre de 2002: Lucro de R$ 111 milhões.

O primeiro trimestre de 2002 registrou um lucro de R$ 111 milhões revertendo o prejuízo de R$ 24 milhões apurado no mesmo período do ano anterior. A estabilidade do dólar entre 31/12/2001 (R$ 2.3204) e 31/03/2002 (R$ 2.3236) foi o principal fator que impactou positivamente o resultado da Companhia no período.

R$ milhões

Indicadores Financeiros	1º TRI 2001	1º TRI 2002
Receita Operacional Líquida	867	897
Lucro Op. Antes Desp. Financeiras	342	309
LAJIDA (1)	462	430
Margem LAJIDA (%)	53,3	47,9
Resultado Líquido	(24)	111

(1) LAJIDA - Lucro antes dos juros, impostos, depreciação e amortização

O LAJIDA, apesar de apresentar queda, ainda se mantém em valor bastante significativo: R$ 430 milhões.

2) Receita Operacional

A Receita Operacional Líquida teve crescimento de 3,4%.

Considerando-se, por um lado, o reajuste de 13,1% nas tarifas em junho/01, e por outro, a queda de 2,2% no volume total faturado (m3), constatou-se um efeito líquido negativo de 7,0%.

Este efeito, associado a estrutura tarifária altamente progressiva, principalmente nas categorias comercial e industrial, ficou potencializado de modo inverso com o movimento de redução mais forte do consumo nestas categorias (-12,4% e –9,7%, respectivamente).

Os quadros abaixo demonstram o volume de água e esgoto faturados no varejo de acordo com a Categoria de Uso e Região no primeiro trimestre de 2001 e 2002.

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO - milhões de m³									
	ÁGUA		%	ESGOTO		%	ÁGUA + ESGOTO		%
POR CATEGORIA	1TRI - 01	1TRI - 02		1TRI – 01	1TRI - 02		1TRI - 01	1TRI - 02	
Residencial	305,4	303,6	(0,6)	227,6	226,7	(0,4)	533,0	530,3	(0,5)
Comercial	38,0	32,7	(13,9)	32,0	28,6	(10,6)	70,0	61,3	(12,4)
Industrial	8,2	7,3	(11,0)	7,2	6,6	(8,3)	15,4	13,9	(9,7)
Pública	11,7	11,2	(4,3)	9,1	8,4	(7,7)	20,8	19,6	(5,8)
TOTAL	363,3	354,8	(2,3)	275,9	270,3	(2,0)	639,2	625,1	(2,2)

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO - milhões de m³									
	ÁGUA		%	ESGOTO		%	ÁGUA + ESGOTO		%
POR REGIÃO	1TRI - 01	1TRI - 02		1TRI – 01	1TRI - 02		1TRI - 01	1TRI - 02	
Metropolitana	236,6	230,0	(2,8)	184,0	178,3	(3,1)	420,6	408,3	(2,9)
Interior	80,5	79,8	(0,9)	68,8	68,9	0,1	149,3	148,7	(0,4)
Litoral	46,2	45,0	(2,6)	23,1	23,1	-	69,3	68,1	(1,7)
TOTAL	363,3	354,8	(2,3)	275,9	270,3	(2,0)	639,2	625,1	(2,2)

VOLUME FATURADO DE ÁGUA + ESGOTO NO VAREJO – milhões de m³				
	2º SEMESTRE			
POR REGIÃO	2000 (1)	2001 (2)	DIFERENÇA (3) – (2) – (1)	% (4) = (3) / (1)
METROPOLITANA	810,6	781,7	(28,8)	(3,6)
INTERIOR	290,8	281,0	(9,8)	(3,4)
LITORAL	118,2	115,5	(2,7)	(2,3)
TOTAL	1.219,5	1.178,2	(41,4)	(3,4)

O volume total faturado(água+esgoto) no primeiro trimestre de 2002 apresenta queda de 2,2% em relação ao mesmo período do ano de 2001; Todavia podemos perceber que essa tendência vem se revertendo, quando comparamos os volumes relativos ao segundo semestre de 2000 e 2001(com racionamento de energia), onde a queda foi de 3,4%. Isso vale dizer que com o fim do racionamento de energia elétrica, é possível o retorno dos hábitos de consumo de nossos clientes, principalmente residenciais.

3. CUSTOS, DESPESAS ADMINISTRATIVAS E COMERCIAIS

O grupo de Custos, Despesas Administrativas, fiscais e Comerciais elevou-se em R$ 74.789 mil ou 14,2%. Abaixo apresentamos as principais variações:

Em Milhões de Reais

	JAN-MAR/2001	JAN-MAR/2002	DIFERENÇA	VAR%
RECEITA OPERACIONAL LÍQUIDA	867,4	896,9	29,5	3,4
SALÁRIOS E ENCARGOS	(169,7)	(202,2)	(32,5)	19,2
MATERIAIS	(15,7)	(17,1)	(1,4)	8,9
MATERIAIS DE TRATAMENTO	(16,7)	(24,4)	(7,7)	46,1

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Em Milhões de Reais

	JAN-MAR/2001	JAN-MAR/2002	DIFERENÇA	VAR%
SERVIÇOS	(74,4)	(76,6)	(2,2)	3,0
FORÇA E LUZ	(46,9)	(55,7)	(8,8)	18,8
DESPESAS GERAIS	(15,4)	(16,7)	(1,3)	8,4
DEPRECIAÇÃO E AMORTIZAÇÃO	(120,3)	(121,8)	(1,5)	1,3
BAIXA DE CRÉDITOS	(62,7)	(66,6)	(3,9)	6,2
DESPESAS FISCAIS	(3,7)	(7,1)	(3,4)	91,9
CUSTOS, ADMINISTRATIVAS E COMERCIAIS	(525,5)	(588,2)	(62,7)	11,9
RESULTADO ANTES DE FINANCEIRAS E ATUALIZAÇÕES MONETÁRIAS	341,9	308,7	(33,2)	(9,7)
FINANCEIRAS LÍQUIDAS	(137,7)	(174,0)	(36,3)	26,4
VARIAÇÕES MONETÁRIAS (ATIVAS E PASSIVAS)	(211,2)	(1,4)	209,8	(99,3)
RESULTADO OPERACIONAL	(7,0)	133,3	140,3	-
RESULTADO NÃO OPERACIONAL LÍQUIDO	(26,9)	(7,9)	19,0	(70,6)
RESULTADO ANTES DO IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	(33,9)	125,4	159,3	-
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	10,1	(14,1)	(24,2)	-
RESULTADO LÍQUIDO DO PERÍODO	(23,8)	111,3	135,1	-

3.1. SALÁRIOS E ENCARGOS

O grupo de Salários e Encargos apresentou um acréscimo de R$ 32.470 mil ou 19,1%. Esse acréscimo está relacionado principalmente a:

a) Provisão de Benefício de Aposentados, no valor de R$ 16.856 mil, decorrente a provisão do passivo atuarial, a partir de 2002, conforme deliberação CVM 371/00, dos funcionários que compõem o plano de benefício definido da Sabesprev.

b) Provisão para Participação nos Resultados, no valor de R$ 6.157. No 1º trimestre de 2001, não foi efetuada esta provisão.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

c) FGTS, no valor de R$ 1.425 mil, decorrente do aumento no índice de recolhimento do fundo de garantia (de 8,0% para 8,5%) e o aumento da multa indenizatória(de 40% para 50%), conforme lei Complementar 110/01 de 29/06/2001(com vigência a partir de outubro de 2001), para compensar à diferença de atualização monetária dos Planos Verão e Collor I.

3.2. MATERIAIS DE TRATAMENTO

O grupo de Materiais de Tratamento apresentou um acréscimo de R$ 7.719 mil ou 46,2%, motivado pelo aumento de consumo dos materiais de tratamento devido a qualidade dos mananciais, substituição de produtos e aumento de preços dos materiais. Abaixo apresentamos os itens que tiveram as principais variações:

Custo por material — Em R$ milhões

	JAN-MAR/01	JAN-MAR/02	DIF 02-01	%
CARVÃO ATIVADO	1,8	4,2	2,4	133,3
CLORETO FÉRRICO	1,7	3,4	1,7	100,0
SULFATO FÉRRICO	1,6	3,1	1,5	93,8
CAL VIRGEM	2,4	3,2	0,8	33,3
CLORO	3,3	4,1	0,8	24,2
SULFATO DE ALUMINIO LÍQUIDO	2,2	2,6	0,4	18,2
OUTROS MATERIAIS DE TRATAMENTO	3,8	3,9	0,1	2,6
TOTAL	16,8	24,5	7,7	45,8

Preço por Kg — Em R$ / Kg

	JAN-MAR/01	JAN-MAR/02	%
CARVÃO ATIVADO	1,38	1,73	25,4
CLORETO FÉRRICO	0,24	0,28	16,7
SULFATO FÉRRICO	0,15	0,20	33,3
CAL VIRGEM	0,20	0,22	10,0
CLORO	0,64	0,78	21,9
SULFATO DE ALUMINIO LÍQUIDO	0,11	0,13	18,2

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Consumo em toneladas

	JAN-MAR/01	JAN-MAR/02	Variação
CARVÃO ATIVADO	1.343	2.351	1.008
CLORETO FÉRRICO	1.978	4.714	2.736
SULFATO FÉRRICO	3.566	8.857	5.291
CAL VIRGEM	4.611	5.595	984
CLORO	1.457	1.631	174
SULFATO DE ALUMINIO LÍQUIDO	7.864	7.651	(213)

3.3. SERVIÇOS
O grupo de Serviços apresentou um acréscimo no valor de R$ 2.125 mil ou 2,9%.

As principais variações identificadas neste grupo estão em:

a) Manutenção de Ligações Domiciliares, acréscimo no valor de R$ 5.464 mil, principalmente referente a prestação de serviço de otimização da medição do volume de água fornecida pela Sabesp a grandes consumidores, na Vice-Presidência Metropolitano de Distribuição, a partir de abril/01, via contrato de risco.
Obs: Foram aplicados 19.401 hidrômetros no valor de R$ 6.493 mil da assinatura do contrato até março de 2002;
b) Controle de Perdas, acréscimo no valor de R$ 1.096 mil;
c)Recuperação de Crédito, acréscimo no valor de R$ 1.641 mil, decorrente ao maior volume de serviços prestados por terceiros, para recuperação de créditos vencidos;
d) Publicidade e Propaganda, decréscimo no valor de R$ 3.232 mil, principalmente pela campanha ocorrida em 2001 "Sabesp Saúde", fato não ocorrido neste ano;
e)Conservação de Imóveis e Instalações, decréscimo no valor de R$ 1.016 mil.

3.4. FORÇA E LUZ

O grupo de Força e Luz apresentou um acréscimo no valor de R$ 8.760 mil ou 18,7%, devido aos reajustes autorizados pela ANEEL.
Outro fato que contribuiu para o aumento deste grupo é o encargo criado pela Lei nº 10.438, de 26 de abril de 2002, para recomposição tarifária extraordinária de 7,9%, em vigor desde janeiro de 2002, com prazo máximo de vigência de seis anos.

3.5. DESPESAS GERAIS
O grupo de Despesas Gerais apresentou um acréscimo no valor de R$ 1.328 mil ou 8,7%, tendo como principalmente na contas abaixo :

- Recebimentos de Contas de Água, no valor de R$ 701 mil pelo reajuste de contrato para prestação de serviços de arrecadação bancária, elevando as tarifas a partir de janeiro, passando a vigorar da seguinte forma: Tarifa balcão de R$ 0,92 para R$ 1,04 e Débito Automático de R$ 0,32 para R$ 0,35.
- Provisão para Contingências Ambientais, no valor de R$ 537 mil;
- Provisão para Contingências Trabalhistas, no valor de R$ 433 mil.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.6. DESPESAS FISCAIS
O grupo de Despesas Fiscais apresentou um acréscimo no valor de R$ 3.417 mil ou 93,2%, decorrente dos seguintes itens:

- CPMF, no valor de R$ 1.763 mil, decorrente ao aumento da alíquota ocorrida em 18/03/01 de 0,30% para 0,38%.
- IPVA, no valor de R$ 1.257 mil, decorrente à reclassificação para esta conta de Licenciamento de Veículos (em 2001, em despesas gerais).

4. DESPESAS FINANCEIRAS E VARIAÇÕES MONETÁRIAS PASSIVAS

a) Despesas Financeiras
O grupo de despesas financeiras apresentou um acréscimo de R$ 33.652 mil ou 22,00% devido principalmente a:

- Juros de Financiamentos Internos, no valor de R$ 16.742 mil, decorrente ao acréscimo das Debêntures - 4ª emissão em junho/01.
- Provisão para Contingências Financeiras, no valor de R$ 15.190 mil, decorrente principalmente da provisão de processos judiciais.

b) Variações Monetárias Passivas
O grupo de Variações Monetárias Passivas apresentou um decréscimo de R$ 194.870 mil ou 90,33%, devido principalmente pela menor variação do Dólar no 1º Trimestre/02 (0,14%) em relação ao 1º Trimestre/01 (10,55%).
Nas atualizações dos empréstimos internos (Banco do Brasil e CEF), houve um acréscimo pela maior variação da TR no 1º Trimestre/02 (0,55 %) em relação ao 1º Trimestre/01% (0,35%).

R$ mil

	31/03/01	31/12/01	31/03/02	VAR. MAR 02/01
Variação Cambial	204.458	387.009	4.681	(199.777)
Variação Monetária	11.262	68.192	16.169	4.907
Total	215.720	215.720	20.850	(194.870)

5. DESPESAS NÃO OPERACIONAIS
O grupo de despesas não operacionais apresentou um decréscimo no valor de R$ 19.760 mil ou 68,97%, devido aos seguintes fatores:

- Baixa de Bens Patrimoniais, no valor de R$ 10.949 mil, decorrente ao maior volume de baixas efetuadas nas Vice-Presidências do Interior e Litoral, no 1º Trimestre/01, em comparação ao 1º Trimestre/02;
- Estudos e Projetos não Aprovados, no valor de R$ 9.011 mil, decorrente a Baixa de Estudos e Projetos não utilizados da Vice-Presidência do Interior.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

6. Indicadores Operacionais

A empresa continua ampliando os seus serviços, o que pode ser verificado no quadro abaixo através da evolução do número de ligações de água e esgoto:

Indicadores Operacionais	1ºTRI 2001	1ºTRI 2002
Ligações de Água (1)	5.582	5.762
Ligações de Esgoto (1)	4.012	4.167
População atendida em água (2)	19,9	21,0
População atendida em esgoto (2)	16,1	16,2
Volume faturado de água no atacado (3)	81	83
Volume faturado de água no varejo (3)	363	355
Volume faturado de esgoto(3)	276	270
Número de empregados	18.041	18.182
Produtividade operacional (4)	532	546

(1) Em 1000 unidades no final do período
(2) Em milhões de habitantes, final do período (não inclui fornecimento no atacado)
(3) Em milhões de m^3
(4) Nº de ligações de água e esgoto por empregado

7) Captacao de Recursos

7.1 – Política

A política de gestão do endividamento tem-se pautado a partir de janeiro/99 (cambio flutuante) em três pontos :

1 – ampliar o perfil da dívida: eliminação de captações de curto prazo e fortalecer as de longo prazo;
2 – privilegiar as captações em moeda nacional, eliminando dívidas em moeda estrangeira;
3 – priorizar captações de menores custos.

Neste sentido, o Orçamento Plurianual (2002-2006) prevê:

1 – uma única captação com debêntures (em 2002);
2 – somente duas operações com moeda externa, mas de longuíssimo prazo(25 anos) e custos baixos, com aval do tesouro nacional e paulista: (a) BID: US$ 200 milhões, com juros de 6,8%a.a. (já assinado em julho de 2000); (b) JBIC: US$ 150 milhões, com juros de 2% a.a. (a assinar no segundo semestre de 2002);
3 – BNDES: R$ 400 milhões, com juros da TJLP, mais 4% a.a., com prazo de 10 anos, com 3 de carência (a assinar no 2Tri /2002);
4 – CEF com recursos do FGTS: R$ 520 milhões, com prazo de 18 anos e juros da TR mais 3% a.a.(a assinar entre 2002 e 2006).

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

7.2 Captações em 2002

A Companhia efetuou a sua 5º emissão de debêntures simples em maio de 2002, no montante de R$ 400 milhões, representada por 40.000 debêntures com valor unitário de R$ 10 mil cada.
A emissão foi realizada em 2 séries, sendo a primeira no volume de 31.372 debêntures referenciada em CDI adicionada um spread de 1,85% . A segunda série no volume de 8.628 debêntures está referenciada em IGP-M acrescida de juros de 13,25% ao ano. Os rendimentos da primeira série serão pagos trimestralmente e da segunda, anualmente. O prazo de vigência das debêntures é de 59 meses com vencimento em março de 2007.

8. Recuperação dos Mananciais

O primeiro trimestre de 2002 confirmou a previsão de institutos de meteorologia que apontavam chuvas acima da média histórica. O gerenciamento operacional da recuperação dos níveis de armazenamento dos mananciais (primavera-verão) foi bem sucedida, tendo sido vencida a pior seca bi-anual da história do abastecimento. Os níveis alcançados pelos mananciais deixam a Companhia em condições favoráveis para enfrentar o período outono-inverno quando os índices pluviométricos são mais baixos do que do período primavera-verão.

Sistema	Março de 2001	Março de 2002	Adicional %
	Porcentagem (%) do volume máximo		
Cantareira	39,5	60,0	51,9
Guarapiranga	60,5	63,9	5,6
Alto Tietê	52,8	56,8	7,6
Rio Grande	95,8	98,3	2,6
Rio Claro	67,8	72,3	6,6
Alto Cotia	28,1	87,5	311,4

Por sua vez, em conseqüência de fatores climáticos favoráveis, a Sabesp pôde também encerrar, desde o mês de janeiro/02, o racionamento de água que atingiu 300 mil pessoas na Região de Cotia.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-030
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	1
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.014
17 - TÍTULO TESOURARIA (UNIDADE)	11.986
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-031
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	2
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.198
17 - TÍTULO TESOURARIA (UNIDADE)	11.802
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-032
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	3
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	102.159
17 - TÍTULO TESOURARIA (UNIDADE)	12.841
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	04
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-033
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	4
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	51.780
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	51.666
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	41.005
17 - TÍTULO TESOURARIA (UNIDADE)	10.661
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	05
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-034
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	5
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	16.464
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	16.428
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	16.428
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	06
2 - Nº ORDEM	4
3 - Nº REGISTRO NA CVM	CVM\SRE\DEB\2001-022
4 - DATA DO REGISTRO CVM	04/06/2001
5 - SÉRIE EMITIDA	UN
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/2001
9 - DATA DE VENCIMENTO	15/12/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,2%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	10.072,73
14 - MONTANTE EMITIDO (Reais Mil)	302.181
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	30.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	30.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	—
22 - DATA DO PRÓXIMO EVENTO	15/06/2002

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOVO MERCADO

Em 18 de abril de 2002, nossos acionistas aprovaram alterações ao nosso Estatuto Social com o objetivo de torná-lo compatível com as exigências do Regulamento de Listagem do Novo Mercado. Em 24 de abril de 2002 tivemos nossas ações ordinárias admitidas à negociação no Novo Mercado

Introdução

As companhias que ingressam no Novo Mercado submetem-se, voluntariamente, a determinadas regras mais rígidas, obrigando-se, por exemplo, (i) emitir apenas ações ordinárias, (ii) manter, no mínimo, 25% de ações em circulação do capital da Companhia, (iii) detalhar e incluir informações adicionais nas informações trimestrais e (iv) disponibilizar as demonstrações financeiras anuais no idioma inglês e com base em princípios de contabilidade internacionalmente aceitos. A adesão ao Novo Mercado se dá por meio da assinatura de contratos entre a companhia, seus administradores e acionistas controladores e a BOVESPA, além da adaptação do estatuto social da companhia para as novas regras contidas no Regulamento de Listagem do Novo Mercado.

Ao assinar os contratos, as companhias devem adotar as normas e práticas do Novo Mercado. As regras impostas pelo Novo Mercado visam conceder transparência com relação às atividades e situação econômica das companhias ao mercado, bem como maiores poderes para os acionistas minoritários de participação na administração das companhias, entre outros direitos. As principais regras relativas ao Novo Mercado são sucintamente descritas a seguir, às quais a Companhia também está sujeita.

Em decorrência da edição da Resolução do Conselho Monetário Nacional 2829, de 30 de março de 2001, e posteriores alterações, que estabeleceram novas regras de aplicação dos recursos das entidades fechadas de previdência privada, ações de emissão de companhias que adotam práticas diferenciadas de governança corporativa, tais como aquelas cujos valores mobiliários são admitidos a negociação no segmento especial Novo Mercado ou cuja classificação de listagem seja de Nível 1 ou Nível 2 de acordo com a regulamentação emitida pela BOVESPA podem ter maior participação na carteira de investimento de tais fundos de pensão. Assim, as ações de companhias que adotam prática de governança corporativa, passaram a ser, desde a edição da Resolução 2829/01 e posteriores alterações, um investimento importante e atraente para as entidades fechadas de previdência privada que são grandes investidores do mercado de capitais brasileiro. Este fato poderá impulsionar o desenvolvimento do Novo Mercado, beneficiando as companhias cujos valores mobiliários são ali negociados, inclusive a Sabesp.

Autorização para Negociação no Novo Mercado

Primeiramente, a companhia que tenha intenção de listar seus valores mobiliários no Novo Mercado deve manter seu registro de companhia aberta junto à CVM. Além disso, a companhia deve firmar contrato de participação no Novo Mercado e adaptar seu estatuto social às cláusulas mínimas exigidas pela BOVESPA. Com relação à estrutura do capital social, deve ser dividido exclusivamente em ações ordinárias e uma parcela mínima de ações, representando 25% do capital social, deve ser mantida em circulação pela companhia. Existe, ainda, uma vedação à emissão de partes beneficiárias (ou manutenção em circulação) pelas companhias listadas no Novo Mercado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Conselho de Administração

O conselho de administração de companhias autorizadas a terem suas ações negociadas no Novo Mercado deve ser composto por no mínimo 5 (cinco) membros, eleitos pela assembléia geral, com mandato unificado de 1 (um) ano, sendo permitida a reeleição. Todos os membros do conselho de administração e da diretoria devem subscrever um Termo de Anuência dos Administradores, condicionando a posse nos respectivos cargos à assinatura desse documento. Por meio do Termo de Anuência os novos administradores da companhia responsabilizam-se pessoalmente a agir em conformidade com o Contrato de Participação no Novo Mercado, com o Regulamento de Arbitragem e com o Regulamento de Listagem do Novo Mercado.

Distribuições Públicas

Em toda e qualquer distribuição pública de ações, a companhia listada no Novo Mercado deve envidar seus melhores esforços para alcançar dispersão acionária, com adoção de procedimentos especiais para garantir o acesso a todos os investidores interessados, ou a distribuição a pessoas físicas ou investidores não institucionais de, no mínimo, 10% do total a ser distribuído.

Os prospectos relativos às distribuições públicas de ações de companhias que aderem ao Novo Mercado devem conter alguns requisitos mínimos, além das demais exigências previstas na legislação e regulamentação vigente e dos regulamentos editados por entidades de auto-regulação, como, por exemplo, descrição mais ampla dos fatores de risco associados às atividades da companhia, das atividades da companhia, da análise e discussão da administração a respeito das demonstrações financeiras e de seus valores mobiliários emitidos e informação da posição acionária de todo aquele que detiver mais de 5% do capital social da companhia, direta ou indiretamente, até o nível das pessoas físicas.

Na ocorrência de um aumento de capital que não tenha sido integralmente subscrito, os acionistas controladores são obrigados a tomar as medidas necessárias para recompor o percentual mínimo de 25% das ações da companhia em circulação nos 6 (seis) meses subseqüentes à homologação da respectiva subscrição.

Alienação do Controle

A alienação do controle da companhia que aderir ao Novo Mercado, seja por meio (i) de uma única operação, (ii) de operações sucessivas ou (iii) por aquele que já detiver ações da companhia e que venha adquirir o controle desta em razão de contrato particular de compra de ações celebrado com os acionistas controladores, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a concretizar, no prazo máximo de 90 (noventa) dias, oferta pública de aquisição das demais ações dos outros acionistas da companhia, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante. Além disso, no caso do item (iii) acima, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data da alienação do controle, pagando a diferença entre o preço pago pelo acionista controlador alienante e o valor pago em bolsa, devidamente atualizado.

O acionista controlador alienante não pode transferir a propriedade de suas ações enquanto o comprador não subscrever o Termo de Anuência dos Controladores.

Negociação de Títulos e Valores Mobiliários pelos Acionistas Controladores, Administradores e Membros do Conselho Fiscal

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os acionistas controladores, administradores e os membros do conselho fiscal da companhia que aderirem ao Novo Mercado devem comunicar à BOVESPA a quantidade e características dos valores mobiliários de emissão da companhia de que sejam titulares direta ou indiretamente. Além disso, a companhia deve adotar procedimentos de política interna que compreendam restrições temporárias à negociação de seus títulos e valores mobiliários de titularidade de seus acionistas controladores, administradores e membros do conselho fiscal em determinadas hipóteses, tais como, por exemplo, deliberações de aumento de capital social e distribuição de dividendos, até a publicação dos respectivos editais ou anúncios e no período compreendido entre um mês antecedente ao fim do exercício social e a data de divulgação das demonstrações financeiras da companhia.

Informações Periódicas

Além das informações usuais requeridas pela legislação e regulamentação em vigor, a companhia listada no Novo Mercado deve prestar as seguintes informações periódicas à BOVESPA:

demonstrações financeiras trimestrais e as demonstrações financeiras padronizadas - DFP (tanto da companhia como as consolidadas), incluindo demonstração de fluxo de caixa;

após o encerramento de cada exercício social, adicionalmente ao previsto na legislação vigente, em até no máximo 30 (trinta) dias após o prazo estabelecido para divulgação das demonstrações financeiras previsto na legislação, (i) demonstrações financeiras e consolidadas elaboradas de acordo com os padrões internacionais US GAAP ou IASC GAAP, em reais ou dólares norte-americanos, acompanhadas do relatório da administração e de notas explicativas, divulgadas no idioma inglês; ou (ii) a íntegra das demonstrações financeiras, relatório de administração e notas explicativas elaboradas de acordo com a legislação societária brasileira, também no idioma inglês, acompanhadas de nota explicativa adicional que demonstre a conciliação do resultado do exercício e do patrimônio líquido apurados segundo os critérios contábeis brasileiros e segundo os padrões internacionais US GAAP ou IASC GAAP, conforme o caso, evidenciando as principais diferenças entre os critérios contábeis aplicados;

informações trimestrais - ITR, traduzidas para o idioma inglês ou elaboradas de acordo com os padrões internacionais US GAAP ou IASC GAAP, em até no máximo 15 (quinze) dias após o prazo estabelecido pela legislação para sua divulgação;

informações adicionais, além das informações obrigatórias previstas na legislação, apresentadas junto com as Informações Trimestrais - ITR;

informações adicionais, além das informações obrigatórias previstas na legislação, apresentadas junto com as Informações Anuais - IAN;

realização, pelo menos uma vez por ano, de uma reunião pública com analistas e quaisquer outros interessados, para divulgar informações quanto à sua respectiva situação econômico-financeira, projetos e perspectivas;

calendário anual, divulgado até o final de janeiro de cada ano, informando sobre eventos corporativos programados;

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

informações sobre todo e qualquer contrato celebrado (i) entre a companhia e suas controladas e coligadas, administradores e acionistas controladores; (ii) entre a companhia e as sociedades controladas e coligadas de seus administradores e de seus acionistas controladores; ou (iii) entre a companhia e outras sociedades que com qualquer dessas pessoas integre um mesmo grupo de fato ou de direito, sempre que for atingido, em um único contrato ou em contratos sucessivos, com ou sem o mesmo fim, em qualquer período de um ano, valor igual ou superior a R$50.000,00 (cinqüenta mil reais);

cópia de todos os acordos de acionistas, que se encontrem arquivados, em sua sede e dar notícia das averbações existentes em seus livros, enviadas juntamente com o pedido de autorização para negociação no Novo Mercado; e

cópia de todos os programas de opções de aquisição de ações ou de outros títulos e valores mobiliários de emissão da companhia, destinados aos seus funcionários ou administradores.

Cancelamento de Registro de Companhia Aberta e Saída do Novo Mercado

A companhia pode, a qualquer tempo, sair do Novo Mercado, desde que sua saída seja (i) aprovada previamente em assembléia geral por acionistas representando no mínimo mais da metade do capital social da companhia e (ii) comunicada à BOVESPA por escrito com antecedência prévia de 30 (trinta) dias. A saída do Novo Mercado não implica para a companhia a perda da condição de companhia registrada na BOVESPA. A deliberação da assembléia geral favorável à saída do Novo Mercado deve especificar se a saída será ocasionada por motivo de cancelamento do registro de companhia aberta da companhia junto à CVM ou porque os valores mobiliários por ela emitidos passarão a ter registro para negociação fora do Novo Mercado.

Se a saída do Novo Mercado se der por motivo de cancelamento do registro de companhia aberta junto à CVM, será necessário a elaboração de um laudo de avaliação de suas ações pelo respectivo valor econômico, elaborado por empresa especializada, além da satisfação dos requisitos previstos na legislação vigente. Além disso, o acionista controlador da Companhia deve realizar oferta pública de aquisição das ações em circulação no mercado, sendo que o preço mínimo das ações a ser ofertado deve corresponder ao valor econômico apurado no laudo de avaliação acima referido.

Quando a saída da Companhia do Novo Mercado ocorrer para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Novo Mercado, o acionista controlador deverá realizar oferta pública de aquisição das ações pertencentes aos demais acionistas da companhia, no prazo de 90 (noventa) dias, pelo valor econômico apurado em laudo de avaliação preparado de acordo com o parágrafo acima.

Caso a saída da companhia do Novo Mercado se der em virtude de operação de reorganização societária, na qual a companhia resultante dessa reorganização não seja admitida para negociação no Novo Mercado, o acionista controlador deve, no prazo de 120 (cento e vinte) dias contado da data em que tiver sido realizada a assembléia geral da companhia que houver aprovado a referida reorganização, realizar oferta pública de aquisição das ações em circulação, pelo seu valor econômico, apurado de acordo com laudo de avaliação elaborado nos termos descritos acima.

Caso o controle da companhia seja alienado nos 12 (doze) meses subseqüentes à sua saída do Novo Mercado, o acionista controlador alienante e o comprador estão obrigados a oferecer aos

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

demais acionistas a aquisição de suas ações pelo preço e nas condições obtidas pelo acionista controlador alienante na alienação de suas próprias ações, observando-se as regras aplicáveis à alienação de controle acima descritas.

Após a saída do Novo Mercado, os valores mobiliários da companhia não podem voltar a ser negociados no Novo Mercado por um período mínimo de 2 (dois) anos, contados da data em que tiver sido formalizado o desligamento, salvo se a companhia tiver o seu controle acionário alienado após a formalização de sua saída do Novo Mercado.

Sanções

As companhias que descumprirem total ou parcialmente quaisquer das obrigações do Regulamento do Novo Mercado serão notificadas pela BOVESPA, que determinará o prazo para que o descumprimento seja sanado. Caso a companhia não cumpra com o determinado na *notificação, a* BOVESPA *poderá aplicar sanções pecuniárias, como multas, ou não pecuniárias,* como divulgação da cotação de seus valores mobiliários em separado ou suspensão da negociação dos mesmos no Novo Mercado, podendo até cancelar a autorização da companhia para negociar no Novo Mercado.

Câmara de Arbitragem

As companhias listadas no Novo Mercado, seus acionistas controladores, administradores e membros do Conselho Fiscal comprometem-se a resolver todos os conflitos que surgirem relacionados ao Novo Mercado perante a Câmara Arbitral do Novo Mercado, especialmente criada pela BOVESPA para este fim. As normas que regulam a Câmara de Arbitragem estão previstas em regulamento próprio, o qual pode ser encontrado na BOVESPA.

Distribuição pública secundária de Ações Ordinárias

Em 10/05/2002 foi feita a distribuição pública secundária de 4.615.260.000 (quatro bilhões, seiscentos e quinze milhões e duzentas e sessenta mil) Ações Ordinárias, nominativas, escriturais, sem valor nominal, de emissão da SABESP, de titularidade do Estado de São Paulo, com a colocação dessas Ações no mercado brasileiro e no mercado internacional, representadas por *American Depositary Shares* ("ADSs"), podendo esta quantidade de ser acrescida de até 692.289.000 (seiscentos e noventa e dois milhões e duzentas e oitenta e nove mil) Ações, todas ao preço de R$ 110,00 (cento e dez reais) por lote de mil, no caso da Oferta Institucional, e R$ 104,50 (cento e quatro reais e cinqüenta centavos) por lote de mil, no caso da Oferta de Varejo e US$ 11,22 (onze dólares e vinte e dois centavos) *por ADS, representando 250 Ações,* no caso da Oferta Internacional, perfazendo o montante de aproximadamente R$ 507.milhões. A distribuição pública secundária foi realizada pelo Estado de São Paulo, acionista controlador da SABESP, conforme autorizado pela Lei Estadual nº 8.523, de 29 de dezembro de 1993, observada a obrigação do Estado em manter, direta ou indiretamente, a propriedade de pelo menos 2/3 (dois terços) das ações ordinárias da SABESP. As deliberações por parte da SABESP com relação à presente oferta pública foram realizadas em Reunião do Conselho de Administração da SABESP, datadas de 08 de novembro de 2001 e de 18 de abril de 2002.
.As Ações foram distribuídas simultaneamente no mercado brasileiro, por meio de distribuição pública secundária em mercado de balcão não organizado, sob regime de garantia firme, em conformidade com o disposto na Instrução CVM nº 88, de 3 de novembro de 1988, e no mercado internacional.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Do total das Ações objeto da Oferta Global, inicialmente *3.363.636.250 (três bilhões, trezentos e sessenta e três milhões, seiscentos e trinta e seis mil e duzentas e cinqüenta)* Ações foram distribuídas no mercado brasileiro ("Oferta Brasileira"), por meio do Banco UBS Warburg S.A. e do Banco Santander Brasil S.A. ("Coordenadores da Oferta Brasileira") e/ou da instituição financeira subcontratada autorizada a operar no mercado de capitais brasileiro. As *1.251.623.750 (um bilhão, duzentos e cinqüenta e um milhões, seiscentos e vinte e três mil e setecentas e cinqüenta)* Ações restantes foram distribuídas no mercado internacional.

Ações Ordinárias, Nominativas, escriturais, sem valor nominal

POSIÇÃO ACIONÁRIA DE 31/03/2002	QUANTIDADE DE AÇÕES	%
Total de ações	28.479.577.827	
Fazenda do Estado de São Paulo	25.156.934.058	88,3
Diretores, Conselho Fiscal, Conselho da Adiministração	16	*
Free-Float	3.322.643.753	11,7

** inferior a 1%*

COMPOSIÇÃO DA PARCELA DE ACIONISTAS INFERIOR A 1% (*)	QUANTIDADE DE AÇÕES
Diretoria Colegiada	1
Conselho de Administração	15
Conselho Fiscal	0
Total de ações	16

Após essa venda, a posição acionária se encontra conforme descrito abaixo:

Posição acionária após a venda das ações

Fazenda do Estado	20.541.674.058	72,1277337142%
Ações em circulação	7.937.903.769	27,872266286%
Total ações Sabesp	28.479.577.827	100%

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes
sobre a revisão limitada

16 de maio de 2002

Aos Administradores e Acionistas
Companhia de Saneamento Básico do
Estado de São Paulo – SABESP

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais – ITR da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, referentes aos trimestres findos em 31 de março de 2002 e de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo IBRACON – Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

4. As Informações Trimestrais – ITR's contêm, também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 2001. Examinamos essas informações por ocasião de sua prepearação, em conexão com o exame das demonstrações financeiras nessa data, sobre as quais emitimos, em 28 de fevereiro de 2002, nosso correspondente parecer, sem ressalvas.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Sócio
Contador CRC 1SP137878/O-6

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80
4 - NIRE		
35300016831		

01.02 - HEAD-OFFICE

1 - FULL ADDRESS			2 - BOROUGH OR DISTRICT	
Rua Costa Carvalho, 300			Pinheiros	
3 - ZIP CODE	4 - CITY			5 - STATE
05429-900	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3388-8000	3388-8200	3388-8201	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
011	3813-0254	-	-	
15 - E-MAIL				
acarmignani@sabesp.com.br				

01.03 - INVESTORS' RELATIONS OFFICER (Company's Mail Address)

1 - NAME				
Paulo Domingos Knippel Galletta				
2 - FULL ADDRESS			3 - BOROUGH OR DISTRICT	
Rua Costa Carvalho, 300			Pinheiros	
4 - ZIP CODE	5 - CITY			6 - STATE
05429-900	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3388-8386	3388-8426	3388-8122	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	3815-4465	-	-	
16 - E-MAIL				
pgalletta@sabesp.com.br				

01.04 - REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001
9 - AUDITOR'S NAME/CORPORATE NAME						10 - CVM CODE	
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9	
11 - PERSON IN CHARGE FOR THE AUDITING COMPANY						12 - CPF OF PERSON IN CHARGE	
Júlio César dos Santos						591.515.108-63	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 – CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (thousand)	1 – CURRENT QUARTER 03/31/2002	2 – PREVIOUS QUARTER 12/31/2001	3 – SAME QUARTER PREVIOUS YEAR 03/31/2001
Paid-up Capital			
1 – Common Shares	28,479,577	28,479,577	28,479,577
2 – Preferred Shares	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Shares			
4 – Common Shares	0	0	0
5 – Preferred Shares	0	0	0
6 – Total	0	0	0

01.06 – COMPANY'S DATA

1 – TYPE OF COMPANY
Commercial, Industrial and Other Companies

2 – TYPE OF STATUS
Operating

3 – NATURE OF STOCKHOLDING CONTROL
State-owned

4 – ACTIVITY CODE
1990300 – Water, Sanitation and Gas Services

5 – MAIN ACTIVITY
Water entrapment, processing and distribution; Sewer collection and processing

6 – TYPE OF CONSOLIDATED
Not Submitted

7 – TYPE OF AUDITOR'S REPORT
Without restrictions

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY'S NAME

01.08 – CASH INCOME DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGINNING OF PAYMENT	6 – SHARE TYPE	7 – INCOME PER SHARE
01	RCA	01/30/2002	Interests on own capital	06/25/2002	ON	0.0172000000
02	RCA	04/29/2002	Interests on own capital		ON	0.0038000000

01.09 – SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

1 – item	2 – CHANGE DATE	3 – CAPITAL STOCK AMOUNT (Thousand reais)	4 – AMOUNT OF CHANGE (Thousand reais)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	7 – share price upon issuance (Thousand)

01.10 – INVESTORS' RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

01.01 - IDENTIFICATION

1 – CVN CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 – BALANCE SHEET - ASSETS (Thousand Reais)

Account Code	Account Description	3/31/2002	12/31/2001
1	Total Assets	15,852,369	15,917,884
1.01	Current Assets	1,325,954	1,371,081
1.01.01	Cash	333,282	460,220
1.01.01.01	Cash, Cash-in-Banks, Financial Investments	250,502	328,744
1.01.01.02	Treasury Debentures	47,395	47,432
1.01.01.03	Foreign Currency Purchase	33,565	82,181
1.01.01.04	Cash Equivalents	1,820	1,863
1.01.02	Credits	869,705	811,736
1.01.02.01	Customers	869,705	811,736
1.01.03	Inventories	19,181	21,887
1.01.03.01	Operating Storage Inventory	19,181	21,887
1.01.04	Others	103,786	77,238
1.01.04.01	Accounts Receivable from Shareholders	47,984	19,740
1.01.04.02	13th Wage Advance	5,924	0
1.01.04.03	Taxes to be carried forward	32,952	27,415
1.01.04.04	Other Accounts Receivable	16,926	30,083
1.02	Long Term Assets	910,241	920,462
1.02.01	Sundry Credits	910,241	920,462
1.02.01.01	Customers	9,820	11,017
1.02.01.02	Indemnities Receivable	148,794	148,794
1.02.01.03	Court Deposits and Others	17,136	16,097
1.02.01.04	Tax Incentives	4,157	4,157
1.02.01.05	Deferred Taxes and Contributions	105,096	91,340
1.02.01.06	GESP Agreement	625,238	649,057
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Allied Companies	0	0
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	0
1.03	Permanent Assets	13,616,174	13,626,341
1.03.01	Investments	740	740
1.03.01.01	Interest In Allied Companies	0	0
1.03.01.02	Interest In Controlled Companies	0	0
1.03.01.03	Other Investments	740	740
1.03.01.03.01	Shares In Other Companies	669	669
1.03.01.03.02	Shares In Other Companies With Tax Incentive	49	49
1.03.01.03.03	Compulsory Deposits – Eletrobrás	22	22
1.03.02	Fixed Assets	13,500,274	13,509,950
1.03.02.01	Fixed Assets – Operations	11,075,672	11,106,128
1.03.02.02	Works In Progress	2,424,602	2,403,822
1.03.03	Deferred Assets	115,160	115,651
1.03.03.01	Organizational And Reorganizational Expenses	115,160	115,651

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reais)

Account Code	Account Description	3/31/2002	12/31/2001
2	Total Liabilities	15,852,369	15,917,884
2.01	Current Liabilities	1,392,327	1,518,559
2.01.01	Loans And Financing	410,620	546,076
2.01.02	Debentures	3,095	3,246
2.01.02.01	Interest On Debentures	3,095	3,246
2.01.03	Suppliers	40,776	81,023
2.01.04	Taxes, Fees and Contributions	114,606	80,189
2.01.04.01	Cofins and Pasep	6,346	5,898
2.01.04.02	Social Security (INSS)	8,828	10,121
2.01.04.03	Refis Program	58,718	57,274
2.01.04.04	Social Contribution	4,733	0
2.01.04.05	Income Tax	29,885	0
2.01.04.06	Others	6,096	6,896
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	257,770	240,600
2.01.06.01	Vacations	64,573	71,890
2.01.06.02	13th Wage	11,607	0
2.01.06.03	Payroll Charges	2,535	2,470
2.01.06.04	Cofins/Pasep - Law 9718/98	123,386	111,035
2.01.06.05	Finsocial	52,217	51,753
2.01.06.06	For Contingencies with Customers	3,452	3,452
2.01.07	Debts With Related Parties	0	0
2.01.08	Others	565,460	567,425
2.01.08.01	Salaries and Charges	11,791	953
2.01.08.02	Services	24,406	35,499
2.01.08.03	Interest On Own Capital Payable	528,341	528,341
2.01.08.04	Other Liabilities	922	2,632
2.02	Long Term Liabilities	6,459,818	6,402,635
2.02.01	Loans And Financing	5,145,929	5,207,535
2.02.02	Debentures	713,094	713,094
2.02.02.01	Debentures 3rd Issuance	413,094	413,094
2.02.02.02	Debentures 4th Issuance	300,000	300,000
2.02.03	Provisions	92,226	76,625
2.02.03.01	Provisions For Labor Indemnities	15,700	15,267
2.02.03.02	Provisions For Taxes and Contributions	0	0
2.02.03.03	Social Security Charges	4,892	4,874
2.02.03.04	Suppliers	68,143	53,418
2.02.03.05	Others	3,491	3,066
2.02.04	Debts With Related Parties	0	0
2.02.05	Others	508,569	405,381
2.02.05.01	Deferred Taxes and Contributions	250,101	256,839
2.02.05.02	Refis Program	112,542	124,093

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reais)

2.02.05.03	Interests on Own Capital Payable	103.622	0
2.02.05.04	Other Liabilities	42.304	24.449
2.03	Future Fiscal Year Results	0	0
2.05	Shareholders' Equity	8,000,224	7.996.690
2.05.01	Paid-up Capital Stock	3,403,688	3,403,688
2.05.02	Capital Reserves	41,458	40,979
2.05.02.01	Aid for Works	25,678	25,199
2.05.02.02	Incentive Reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,927,959	2,953,806
2.05.03.01	Owned Assets	2,927,959	2,953,806
2.05.03.02	Controlled / Allied Companies	0	0
2.05.04	Profit Reserves	1,598,217	1,598,217
2.05.04.01	Legal Reserve	104,674	104,674
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve For Contingencies	0	0
2.05.04.04	Reserve For Realizable Profits	0	0
2.05.04.05	Retained Profits Reserve	0	0
2.05.04.06	Special Reserve For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	1,493,543	1,493,543
2.05.04.07.01	Investment Reserves	1,493,543	1,493,543
2.05.05	Accrued Profits / Losses	28,902	0

01.01 - IDENTIFICATION

1 – CVN CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	**43.776.517/0001-80**

03.01 – INCOME STATEMENT

Account Code	Account Description	01/01/2002 to 03/31/2002	01/01/2002 to 03/31/2002	01/01/2001 to 03/31/2001	01/01/2001 to 03/31/2001
3.01	Gross Revenue From Sales and/Or Services	923,501	923,501	894,308	894,308
3.01.01	Water Supply – Retail	473,441	473,441	467,888	467,888
3.01.02	Water Supply – Wholesale	54,647	54,647	46,924	46,924
3.01.03	Sewage Collection	366,607	366,607	353,706	353,706
3.01.04	Other Services Rendered	28,806	28,806	25,790	25,790
3.02	Gross Revenue Deductions	(26,604)	(26,604)	(26,891)	(26,891)
3.03	Net Revenue From Sales and/Or Services	896,897	896,897	867,417	867,417
3.04	Cost Of Assets and/Or Services Sold	(422,218)	(422,218)	(379,901)	(379,901)
3.05	Gross Income	474,679	474,679	487,516	487,516
3.06	Operating Expenses/Revenues	341,418)	(341,418)	(494,525)	(494,525)
3.06.01	Selling Expenses	(117,247)	(117,247)	(102,256)	(102,256)
3.06.02	General and Administrative Expenses	(48,741)	(48,741)	(43,321)	(43,321)
3.06.03	Financial Expenses	(175,430)	(175,430)	(348,948)	(348,948)
3.06.03.01	Financial Revenues	32,034	32,034	19,735	19,735
3.06.03.01.01	Financial Revenues	33,248	33,248	20,487	20,487
3.06.03.01.02	Cofins/Pasep	(1,214)	(1,214)	(752)	(752)
3.06.03.02	Financial Expenses	(207,464)	(207,464)	(368,683)	(368,683)
3.06.03.02.01	Financial Expenses	(207,464)	(207,464)	(368,683)	(368,683)
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	-	-	-	-

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 – INCOME STATEMENT

3.06.06	Equity Result	-	-	-	-
3.07	Operating Income	133,261	133,261	(7.009)	(7.009)
3.08	Non-Operating Income	(7.859)	(7.859)	(26.877)	(26.877)
3.08.01	Revenues	1.032	1.032	1.774	1.774
3.08.01.01	Revenues	1.057	1.057	1.817	1.817
3.08.01.02	Cofins/Pasep	(25)	(25)	(43)	(43)
3.08.02	Expenses	(8.891)	(8.891)	(28.651)	(28.651)
3.08.02.01	Losses In Fixed Assets Written – Off	(6.295)	(6.295)	(26.255)	(26.255)
3.08.02.02	Others	(2.596)	(2.596)	(2.396)	(2.396)
3.09	Income Before Tax/ Participations	125,402	125,402	(33.886)	(33.886)
3.10	Income Tax and social contribution provision	(34,618)	(34,618)	(24.417)	(24.417)
3.10.01	Income Tax Provision	(29,885)	(29,885)	(21.781)	(21.781)
3.10.02	Social Contribution Provision	(4,733)	(4,733)	(2.636)	(2.636)
3.11	Deferred Income Tax	20.494	20.494	34.529	34.529
3.11.01	Deferred Income Tax	7.867	7.867	13.965	13.965
3.11.02	Deferred Social Contribution	804	804	8.753	8.753
3.11.03	Deferred Income Tax Reversal	11.823	11.823	11.811	11.811
3.12	Statutory Participations/Contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interests On Own Capital	-	-	-	-
3.15	Profit/Loss For The Fiscal Year	111,278	111,278	(23.774)	(23.774)
	NUMBER OF SHARES, EX-TREASURY SHARES (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PER SHARE PROFIT	0.00363	0.00363		
	PER SHARE LOSS			(0.00083)	(0.00083)

1. OPERATING CONTEXT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP has for its corporate object the operation of public water and sewer systems in the State of São Paulo, upon concession of these services, to a comprehensive network of home, commercial, industrial and government customers. The Company also supplies bulk water to municipalities in the Metropolitan Region of São Paulo that are not provided with their own water supply systems.

The company provides water and sewer services in 322 municipalities of the State of São Paulo, upon concession thereof. Substantially all the concessions are for a term of 30 years, one of them to expire in 2004 and the remainder, between 2005 and 2029. The concessions may be automatically renewed for equal periods as those of the initial contract, unless the relevant municipality or SABESP exercise their right to terminate the concession at least six months before the concession expiration date.

The company is not provided with a formal concession for supply of water and sewer services in the city of São Paulo, which answers for most of the services revenue, as well as in other 43 municipalities in the State of São Paulo, operating in these cases under a public deed of authorization. Except for the city of Santos, none of these municipalities has a significant population. The company understands that it has the right to provide such services based, among other aspects, on its possession of the water and sewer services serving the city of São Paulo and the other municipalities and on certain succession rights obtained from the merger generating SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements herein presented have been prepared in conformance with the accounting principles set forth in the Brazilian Corporation Law, as well as in instructions enacted by the Brazilian Securities and Exchange Commission - CVM.

These statements are identified by the expression "according to the Corporation Law". Complementary information "in constant purchasing power currency" are also shown, having been prepared in accordance with the criteria described in note 4.

3. MAIN ACCOUNTING PRACTICES

(a) Income determination

(i) Revenue from sales and services

Water supply and sanitary sewer collection services not invoiced until the closing date of the period/fiscal year are measured and recorded, as a contra account of accounts receivable from customers, in such a manner as to allow the contraposition of costs and revenues in the respective period/fiscal year.

(ii) Financial expenses and revenues

Financial expenses and revenues are substantially represented by interests, monetary and exchange variations arising out of loans and financings, as well as financial investments, calculated and recorded on an accrual basis.

(iii) Income tax and social contribution

The provision for income tax and deferred income tax on temporary differences is accrued at the base rate of 15% plus additional 10%. The provisions for social contribution on profit and deferred social contribution on profit are levied at the rate of 9%.

(iv) Other Revenues and Expenses

Other revenues and expenses are recorded on an accrual basis.

(b) Financial investments

Financial investments are substantially represented by Certificates of Bank Deposit – CDBs, being recorded at the investment values, added by income earned ("pro rata temporis") until the closing date of the period/fiscal year.

(c) Allowance for doubtful debtors

This allowance is accrued in an amount deemed sufficient to cover probable losses arising from non-realization of accounts receivable, being recorded as a contra account of the income under the item "selling expenses".

(d) Inventories

Inventories of materials intended for consumption and maintenance of water and sewer systems are evaluated at their average purchase cost and are shown under current assets.

Inventories intended for investment are shown in fixed assets at their historical cost.

(e) Other current and long term assets

The other current and long term assets are shown at cost or at their realization value, including, as applicable, income earned therefrom.

(f) Permanent assets

Permanent assets are shown at cost, restated as of December 31, 1995, in conjunction with the following aspects:

Fixed assets depreciation, based on the straight-line depreciation method, at the rates mentioned in Note 7.

Fixed assets revaluation conducted in 1990 and 1991, based on an independent auditors' report, carried out through depreciation, disposal and retirement of the respective assets, as a contra account of the "Retained Profit" account.

Deferred assets amortization based on the straight-line depreciation method, in five years, starting from the beginning of the benefits.

Financial charges relating to borrowing from third parties, intended for works in progress, are allocated at the cost thereof.

(g) Loans and financings

Loans and financings are restated with basis on monetary and exchange variations, added by the respective charges incurred until the closing date of the period/fiscal year.

(h) Provision for contingency

This provision is accrued for coverage of eventual losses, estimated by legal consultants to be probable and having an anticipated value, being related to labor, tax, civil and commercial proceedings, in both administrative and judicial courts.

(i) Other current liabilities and long term liabilities

Other current liabilities and long term liabilities are shown at their known value or liabilities, and are added, as applicable, by the corresponding charges and exchange variations s.

(j) Interests on own capital

These were recorded in accordance with the provisions of Law no. 9.249/95, for effect of deductibility, being limited to the pro-rata diem variation of the long term interest rate – TJLP and shown in the accounting records in accordance with deliberation CVM no. 207/96.

4. SUPPLEMENTARY INFORMATION IN A "CONSTANT PURCHASE POWER CURRENCY"

(a) Updating rate

The monetary updating of operations related to permanent assets, shareholders' equity, income accounts and calculation of profits and losses in monetary items was measured with basis on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Prices Index – Market – IGP-M.

(b) Equity accounts

Amounts related to monetary assets and liabilities shown in a "constant purchase power currency" are equal to those shown "pursuant to the Corporation Law", except for accounts receivable – customers and accounts payable – suppliers and contractors, deferred income tax and social contributions in long term liabilities, which are restated so as to reflect the purchasing power or realization in a currency as of March 31, 2002, taking for basis the rate disclosed by the National Association of Investment Banks and Securities Dealers – ANBID.

Permanent assets and shareholders' equity were adjusted with basis on the monthly variation of the UMC, adjusted by the IGP-M until March 31, 2002.

(c) Income accounts

All accounts have been monetarily adjusted with basis on the UMC variation, as from their initial bookkeeping month, adjusted pursuant to inflation profits and losses ascertained in relation to initial and final balances of each month for the monetary assets and liabilities, and which generated nominal financial expenses and revenues that were deemed to reduce the respective income accounts to which they are attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated with basis on rates of 15% plus additional rates of 10% and 9%, respectively, on the value added of properties and rights in the permanent assets generated by the result of their monetary updating, in conformity with CVM's instructions, evidenced in the Opinion nº 99/006 issued by the Brazilian Accountants Institute – IBRACON.

The amounts shown are in a purchasing power currency as of March 31, 2002.

In thousand R$

BALANCE SHEET	Nominal Value	Full Indexation
TOTAL ASSETS	15,852,369	24,237,995
CURRENT ASSETS	1,325,954	1,323,527
LONG TERM ASSETS	910,566	910,241
PERMANENT ASSETS	13,616,174	22,004,227
Investments	740	1,191
Fixed Assets	13,500,274	21,839,721
Deferred Assets	115,160	163,315
TOTAL LIABILITIES	15,852,369	24,237,995
CURRENT LIABILITIES	1,388,624	1,392,007
LONG TERM LIABILITIES	6,459,818	8,962,096
SHAREHOLDERS' EQUITY	7,992,192	13,883,892
Paid-up Capital Stock	3,403,688	5,919,249
Capital Reserves	41,458	60,322
Revaluation Reserves	2,927,959	5,136,559
Profit Reserves	1,598,217	2,775,239
Retained Profit	20,870	(7,477)

In thousand R$

INCOME STATEMENT	Nominal Value	Full Indexation
Net Revenue from Sales and/or Services	896,897	891,893
Cost of Assets and/or Services Rendered	(422,218)	(506,330)
Gross Income	474,679	385,563
Selling Expenses	(117,247)	(114,209)
General and Administrative Expenses	(48,741)	(48,724)
Income Before Net Financial Expenses	308,691	222,630
Net Financial Expenses	(175,430)	(151,763)
Operating Income	133,261	70,862
Non-Operating Income	(7,859)	(12,612)
Income before Taxes and Participations	125,402	58,250
Income Tax and Social Contribution Provision	(34,618)	(34,636)
Deferred Income Tax and Social Contribution	20,494	43,936
Profit for the Fiscal Year	111,278	67,550
Profit per Share	0.00391	0.00237

CONCILIATION OF THE INCOME FOR THE FISCAL YEAR AND SHAREHOLDERS' EQUITY

	In thousand R$	
	Profit for the Period	Shareholders' Equity
	January to March, 2002	
Pursuant to Corporation Law	111,278	8,000,224
Indexation		
Of Permanent Assets	17,212	8,388,053
Of Shareholders Equity	(83,687)	
Adjustment to Present Value - Net	(669)	(2,107)
Tax Reversal (Provision)		
Income Tax	17,218	(1,839,910)
Social Contribution	6,198	(662,368)
In a Constant Purchasing Power Currency	67,550	13,883,892

5. ACCOUNTS RECEIVABLE - CUSTOMERS

Accounts receivable from customers (except settlements) do not include fines, interests or any other type of monetary adjustment for late payments and may be shown as follows:

(a) Equity Balances

	In thousand R$	
	Mar/02	Dec/01
In current assets		
Private		
- Regular Receivables	375,550	393,850
- Special Receivables	71,338	61,028
- Settlements	45,487	46,579
	492,375	501,457
Public Entities :		
- Municipal – Capital	157,150	149,651
- Municipal – Others	43,714	77,110
- State – Receivable	32,239	20,071
- Overdue	43,165	-
- State Total	75,404	20,071
- GESP Agreement	28,279	15,711
- Federal	10,906	9,582
	315,453	272,125
Wholesale supply – City Halls		
- Guarulhos	155,151	143,956
- Mauá	37,658	36,453
- Mogi das Cruzes	3,818	2,612
- Santo André	130,836	126,325
- São Bernardo do Campo	124,642	118,931
- São Caetano do Sul	2,791	1,890
- Diadema	32,236	30,416

	Mar/02	Dec/01
	487,132	460,583
Supplies to be Invoiced	196,434	200,922
Sub total	1,491,394	1,435,087
Provision for Bad Debts		
Private and Public (Excluding GESP)	(253,907)	(255,569)
Wholesale Supply	(367,782)	(367,782)
	(621,689)	(623,351)
Total	869,705	811,736

Accounts receivable from private customers refer to (i) regular receivables – homes and small and medium companies, (ii) special receivables – bulk consumers, commerce, industry, condominiums and consumers with special invoicing features (industrial effluents, wells, etc.) (iii) settlements – debt payment in installments.

(b) Statement per maturity date

In thousand R$

	Mar/2002	Dec/2001
Amounts Payable	403,690	374,885
Overdue up to 30 days	124,707	94,174
Overdue from 31 to 60 days	42,241	34,868
Overdue from 61 to 90 days	26,469	24,142
Overdue from 91 to 120 days	23,490	13,964
Overdue from 121 to 180 days	68,154	57,297
Overdue from 181 to 360 days	156,779	149,331
Overdue for more than 360 days	645,864	686,426
Sub total	1,491,394	1,435,087
Provision for bad debts	(621,689)	(623,351)
Total	869,705	811,736

(c) Provision for bad debts

The amount of the provision supplement in the fiscal year may be shown as follows:

In thousand R$

	Mar/2002	Dec/2001
	Supplement	Supplement
Previous balance	623,351	472,653
From private customers / public entities	(1,662)	51,157
Wholesale Supply – City Halls	-	99,541
Yearly total	(1,662)	150,698
Current total	621,689	623,351

(i) The Company recorded probable losses accounts receivable ascertained in the 1st quarter of 2002, *in the amount of R$ 66,625 thousand (net of recovered credits, being* R$ 61,857 thousand up to R$ 5 thousand, and R$ 4,768 thousand over R$ 5 thousand), directly to the income for the fiscal year, abiding by the provisions of Law no. 9.430/96, recorded under Selling Expenses. In 2001, such losses were R$62,693 thousand in the 1st quarter.

(d) Quarterly Receivables

(i) Concession Holders
The balance of accounts receivable for wholesale water supply refer to sales of "treated water" to some city halls, which are in charge of distributing, invoicing and collecting them.

In thousand R$

Municipality	Balance Dec/01	Invoiced 1st quarter/02	Received 1st quarter/02	Balance Mar/02
Diadema	30,416	4,589	2,769	32,236
Guarulhos	143,956	16,457	5,262	155,151
Mauá	36,453	5,119	3,914	37,658
Mogi das Cruzes	2,612	3,003	1,797	3,818
Santo André	126,325	8,723	4,212	130,836
São Bernardo do Campo	118,931	13,962	8,251	124,642
São Caetano do Sul	1,890	2,791	1,890	2,791
Total	460,583	54,644	28,095	487,132

(ii) State Government

In thousand R$

Balance Dec/01	Invoiced 1st quarter/02	Received 1st quarter/02	Balance Mar/02
20,071	58,974	3,641	75,404

6. ACCOUNTS RECEIVABLE FROM SHAREHOLDER

These refer to complementation of retirement and leave funds paid by the company to former employees of state-owned companies that were merged for the organization of SABESP, which funds shall be recovered by SABESP from the State Government, which is liable for such obligations, in conformity with State Law nº 200/74. Such credits, which on March 31st represented R$ 22,672 thousand, shall be realized in accordance with the Memorandum of Understanding with the State of São Paulo Government and are included in the State of São Paulo Government's Budget Proposal, as approved by the State House of Representatives.

On December 11, 2001, an "Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants" was executed, as described in note 15, in which the State acknowledges to owe the amount of R$320,623 thousand, corresponding to the history balance of these liabilities on November 30, 2001. In relation to such agreement, the first installment therefore being due within 210 days after its execution, the amount of R$25,312 thousand is recorded in the current assets, in the item "Accounts Receivable from Shareholder" and the balance is recorded in the long term assets, in the item "GESP Agreement".

7. FIXED ASSETS

In thousand R$

	Mar/2002 Cost	Mar/2002 Accrued Depreciation	Mar/2002 Net	Dec/2001
In Operation				
Water System				
Lands	916,414	-	916,414	916,088
Structures	2,457,001	(908,928)	1,548,073	1,568,367
Connections	706,834	(215,555)	491,279	492,921
Water Meters	229,458	(94,104)	135,354	128,983
Networks	2,814,059	(635,267)	2,178,792	2,182,339
Equipment	128,749	(79,441)	49,308	48,627
Others	336,736	(141,047)	195,689	202,237
Sub-total	7,589,251	(2,074,342)	5,514,909	5,539,562
Sewer System				

	Mar/2002 Cost	Mar/2002 Accrued Depreciation	Mar/2002 Net	Dec/2001
Lands	339,532	-	339,532	339,494
Structures	1,166,689	(295,771)	870,918	879,341
Connections	722,642	(210,225)	512,417	513,423
Networks	3,726,006	(703,392)	3,022,614	3,022,494
Equipment	353,714	(160,145)	193,569	201,197
Others	19,165	(7,248)	11,917	12,522
Sub-total	6,327,748	(1,376,781)	4,950,967	4,968,471
General Use				
Lands	102,527	-	102,527	102,527
Structures	110,933	(46,705)	64,228	65,054
Transport Equipment	131,640	(98,212)	33,428	27,206
Furniture, Fixtures & Equipment	209,642	(109,014)	100,628	93,845
Lands under loan-for-use	25,312	-	25,312	25,312
Properties granted in loan-for-use	8,023	(2,471)	5,552	5,552
Sub-total	588,077	(256,402)	331,675	319,496
Sub-total in Operation	14,505,076	(3,707,525)	10,797,551	10,827,529
In Progress				
Water System	857,892	-	857,892	861,173
Sewer System	1,544,571	-	1,544,571	1,521,035
Others	22,139	-	22,139	21,614
Sub-total in Progress	2,424,602	-	2,424,602	2,403,822
Intangible Assets	302,468	(24,347)	278,121	278,599
General Total	17,232,146	(3,731,872)	13,500,274	13,509,950

Depreciation:
Depreciation is calculated at the following annual rates: buildings – 4%; interceptors and networks – 2%; machinery and equipment – 10%; water meters – 10%; vehicles – 20%; computer hardware – 20%; building connections – 5% and office furniture – 10%.
Amortization of intangible assets is performed pursuant to the terms of the concession contracts for the relevant municipalities.

(i) Works in progress:

Estimated expenses as from April, 2002, which may go beyond the end of this year, referring to works already agreed to, are of about R$ 597,000 thousand.

(ii) Retirement of permanent assets

The company retired assets in this quarter in the amount of R$ 6,295 thousand, relating to the group of operating properties, due to obsolescence, withdrawal from operation and thefts.

In the 1st quarter/2001 assets in the amount of R$26,255 thousand were retired, out of which R$17,244 thousand referred to the group of operating properties, due to obsolescence, withdrawal from operation and thefts, and R$ 9,011 thousand referred to plant and equipment under construction, as a result of discontinued works and projects.

(iii) Expropriations

As a result of the performance of priority works relating to the water and sewer systems, certain expropriations and easements were required in third parties' properties, which were conducted pursuant to

the pertinent legislation. The owners of such properties will be indemnified in accordance with out-of-court settlements or through judicial proceeding.
The estimated amount to be disbursed as from the second quarter of 2002 is approximately R$193,000 thousand, which shall be made out of own resources. The properties that are object of such processes shall be recorded in the fixed assets after the operation is closed.

(iv) Tax effects on assets revaluation

As permitted by CVM Instruction 197/93, the Company failed to book a provision against (deferred) tax effects on gains from revaluation of fixed assets occurred in 1990 and 1991. If such effects had been recorded, the amount not realized until March 31, 2002 would be R$ 596,357 thousand. In the period from January to March, 2002, the realized amount was R$ 25,847 thousand.

8. LOANS AND FINANCINGS

OUTSTANDING LOANS

In thousand R$

	Mar/02			Dec/01						
	SHORT TERM	LONG TERM	TOTAL	SHORT TERM	LONG TERM	TOTAL	FINAL MATUR.	ANNUAL INT. RATE	MONET. ADJUST.	GUARANTEES
DOMESTIC										
Banco do Brasil	126.189	2.391.712	2.517.901	122.864	2.410.937	2.533.801	2014	8,50%	UPR	State SP Gov.
Debentures 3rd Issue	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1,5%		-
Debentures 4th Issue	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1,2%		-
CEF	25.901	493.347	519.248	24.948	495.256	520.204	2007 to 2016	5 % to 9,5%	UPR	Own Resources
Fehidro	**180**	**17**	197	193	1	194	2002/03	6% + TJLP limit 6%	TJLP red. By 6%	Own Resources
Others	344	26.574	26.918	332	25.629	25.961	2009/11	12% and CDI	UPR	Own Resources
Interests and Charges	22.947	-	22.947	23.267	-	23.267				
DOMESTIC TOTAL	175.561	3.624.744	3.800.305	171.604	3.644.917	3.816.521				
FOREIGN										
IRDB US$ 66.573 thou	62.720	92.388	155.108	62.706	119.872	182.578	2004/07	5,32%	Cur.basket Var. + US$	Fed. Gov.
Soc.Génerale EUR 4.109 thou	1.296	7.028	8.324	1.320	7.159	8.479	2006	5,90%	EUR	Fed. Gov.
IDB US$416.643 thou	76.375	891.737	968.112	76.677	907.267	983.944	2007/25	3 % to 7,7%	Cur.basket Var. + US$	Fed. Gov.
Euro Bônus US$475.000 tho	-	1.103.710	1.103.710	-	1.102.190	1.102.190	2003/05	10% & 12%	US$	-
Westdeutsche Landesbank	-	-	-	116.020	-	116.020				
Deutsche Bank Luxembourg US$ 80.000 thou	46.472	139.416	185.888	46.408	139.224	185.632	2005	11.125%	US$	-
Interests and Charges	51.291	-	51.291	74.587	-	74.587				
FOREIGN TOTAL	238.154	2.234.279	2.472.433	377.718	2.275.712	2.653.430				
TOTAL	413.715	5.859.023	6.272.738	549.322	5.920.629	6.469.951				

UPR: Standard Reference Unit *TJLP : Long Term Interest Rate*
CURRENCY BASKET VARIATION: IDB and IRDB Acct Unit Value *EUR: Euro*

(i) Syndicated Loan

The agreement with the Westdeutsche Landesbank, in the amount of US$50 million, was repaid in February, 2002.

(ii) Foreign Currency Purchase

In March, 2002, an amount of US$ 14,450 thousand was purchased at the rate of R$ 2.345, for the payment of the third installment of principal and interests of the agreement with the Deutsche Bank owed in April, 2002. The amount is recorded in the current assets, having been adjusted in accordance with the exchange rate variation.

9. REFIS

Composition of the calculation basis upon adhesion to the Refis.

In thousand R$

Tax	Principal Amount	Fine	Interests	Balance on 02/29/00	Amount to be carried over	Amount Payable
COFINS	416	83	580	1,079	(47)	1,032
PASEP	1,076	215	1,609	2,900	(128)	2,772
SOC. CONTRIB.	46,658	9,332	74,468	130,458	(79)	130,379
INCOME TAX	45,104	9,021	51,050	105,175	(579)	104,596
TOTAL	93,254	18,651	127,707	239,612	(833)	238,779

The amount of R$238,779, as shown above, was ascertained at the time of the adhesion to the Refis. After that date, charges were incurred in the amount of R$43,687 thousand and amortizations in the amount of R$111,206 thousand.
Note: Fines and interests as above mentioned were already included in payment settlements executed in previous periods.

The Company adhered to the Refis with the sole purpose of having the payments of debts previously agreed with the Federal Revenue Service once again divided into installments.

The Company selected the system of alternative payment into equal installments for a period of 60 months, added by TJLP – long term interest rate, which installments are not subject to the payment limit based on an invoicing percentile. The Management's option for adhesion took into consideration, specially, the reduction in the interest rate applicable to the referred debts, moving from the Selic, that governed the adjustments of agreements in effect until February 29, 2000, to the TJLP. The financial gain, at present value, if calculated with basis on the above described terms, was not acknowledged in accounting terms in satisfaction of the Brazilian accounting standards.
On March 31, 2000, the accumulated balance of the Social Contribution Negative Basis was R$28,506 thousand, which was not used for payment of interests and fines. No accrued balance existed for Tax Losses as of this date.

Adjustments were not effected as a result of the adhesion to the Refis. The amount of the installments paid before the adhesion to the Refis was approximately R$ 7 million/month, falling to R$ 4 million/month.

Lands in the amount of R$249,034 thousand were recorded in the operation, as guarantee of payment of the referred debts.

The option for the Refis requires mandatory regular payment of taxes and contributions, as provided for in the pertinent legislation.

10. INCOME TAX AND SOCIAL CONTRIBUTION

In thousand R$

(a) Equity and income balances

	Jan-Mar/2002	Dec/01
In current assets		
Income tax to carried over	27,444	22,081
Social contribution to be carried over	5,508	5,334
	32,952	27,415
In long term assets ((b)(i))		
Deferred income tax	67,483	55,877
Deferred social contribution	37,713	35,463
	105,096	91,340
In current liabilities		
Income tax	29,885	-
Social contribution	4,733	-
	34,618	-
In long term liabilities ((b)(ii))		
Deferred income tax	234,159	242,246
Deferred social contribution	15,942	14,593
	250,101	256,839

	Jan-Mar/2002	Jan-Mar/2001
In the income		
For the current fiscal year		
Income tax	(29,885)	(21,781)
Deferred income tax	7,867	13,965
Reversal		
Deferred income tax	11,823	11,811
	(10,195)	3,995
For the current fiscal year		
Social contribution	(4,733)	(2,636)
Deferred social contribution	804	8,753
	(3,929)	6,117

(b) Deferred amounts

(i) In long term assets

These were substantially calculated with basis on temporary differences in the amount of R$ 92,849 thousand, with anticipated realization for the next two years.

The company has requested to fully deduct negative calculation basis of the social contribution and tax losses, without the 30% limit provided for in Law 8.981/95; however, the portion deducted in the fiscal year included the percentile provided for in the referred Law. The social contribution negative calculation basis accrued as of March 31, 2002 is R$ 136,073 thousand, on which a tax credit was accrued in the amount of R$ 12,247 thousand, with anticipated realization for the next five years.

(ii) In long term liabilities

This was recorded at the rate of 25% on the balance of Inflation Profit and complementary monetary adjustment (difference between the IPC – Consumers Prices Index and BTNF – National Treasury Tax Bonds, to be realized in the quarter in the amount of R$ 11,823 thousand (2001 – R$ 11,811 thousand).

(c) Conciliation from nominal to actual rate

The amount recorded as income tax and social contribution expense in the financial statements is conciliated at the nominal rate as follows:

		In thousand R$
	1st quarter / 2002	1st quarter / 2001
Profit (loss) before income tax	125,402	(33,886)
Benefit (expense) at nominal rate of 34%	(42,637)	11,521
Conciliation adjustments:		
- Tax benefit of interests on own capital	36,796	-
- Non-deductible realization of the revaluation reserve	(8,788)	(9,976)
- Other differences	505	8,567
Income tax and social contribution expense in the income statement	(14,124)	10,112

11. PROVISIONS AND CONTINGENCIES

		In thousand R$
(a) In current liabilities	Mar/2002	Dec/2001
(i) Provisions		
Vacations	64,573	71,890
13th Wage	11,607	-
Payroll Charges	2,535	2,470
	78,715	74,360
(ii) Provisions for Contingencies		
Cofins and Pasep Law 9.718 (iii)	123,386	111,035
Finsocial (iv)	52,217	51,753
Customers	3,452	3,452
	179,055	166,240

(iii) In an Ordinary Action, with request for advanced protection, the company is challenging in court the system provided for by Law no. 9718/98, which broadened the calculation basis of the contribution to the Social Security Financing – COFINS and to the Public Servant Equity Formation Program – PASEP and increased the COFINS rate. The request for advanced protection was granted on June 11, 1999, without requirement of deposit in court.

The calculation difference ascertained, pursuant to the current law criteria and the amounts actually paid, calculated in accordance with the previous law, from 1999 to 2002, total R$ 123,386 thousand and a provision was booked therefor in the current liabilities.

(iv) In July, 1991, an Ordinary Annulment and Declaratory Action was filed through proceeding no. 91.0663460-5, requesting the Finsocial debts to be declared null and void and the Sabesp's obligation to contribute to the Finsocial to be terminated.

Court deposits were effected at the rate of 2%, referring to the periods of April/91 to April/92, and on August 30, 1994 the withdrawal of 75% of such deposits was authorized. The remainder 25%, corresponding to the rate of 0.5%, was kept as a court deposit and a provision also booked therefor.

The Federal Supreme Court – STF has recently acknowledged the constitutional basis of the Finsocial assessed on gross revenues of solely service companies, which took Sabesp's Legal Department to request the complementation of the provision by 1.5%, in September, 2001.

(b) In long term liabilities

The management, based on a joint analysis with its legal advisors, has booked a provision for contingencies deemed to be enough to cover probable losses arising out of court judgments against it, in the amount of R$ 92,225 thousand (Dec/2001 – R$ 76,625 thousand), distributed as follows:

In thousand R$

	Mar/2002	Dec/2001
Labor claims	15,700	15,267
Social Security – INSS	4,892	4,874
Suppliers (i)	68,143	53,418
Others	3,491	3,066
	92,226	76,625

(i) This refers to an Ordinary Action filed by a service provider, arising out of work contracts.

(c) Lawsuits

The company is a party to lawsuits and administrative proceedings referring to environment, tax, civil and labor proceedings, which are deemed by our legal advisors to be likely to be successful/defeated and which are not shown in company's accounting records. The amount ascribed to these proceedings represents R$ 47,338 thousand on March 31, 2002.

12. INTERESTS ON OWN CAPITAL

The company booked a provision in the first quarter of 2002, by way of interests on own capital, in the amount of R$ 108 million; out of this value R$ 4,6 million were withheld income tax.

Said interests by way of income on own capital shall be imputed to the amount of dividends relating to fiscal year 2002.

The yield is R$3.80 per lot of one thousand common shares, payable in up to 60 days after the General Shareholders Meeting of 2003.

13. PENSION AND ASSISTANCE PLANS

The company sponsors Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August, 1990 with the main purpose of administering SABESP's complementary pension plans and assistance program for its employees.

The Company's monthly contributions, related to the pension plan – defined benefit, correspond to 2.10% from the company and 2.10% from the participants.

The participants' contributions are shown above in their average value, since the amount discounted as contribution varies in function of the salary range, from 1% to 8.5%. The

Company's contribution includes the liability undertaken with reference to periods preceding the organization of the SABESPREV.

The assistance program, which comprises elective, free-selection plans, is also maintained by contributions from both sponsor and participants, which in the fiscal year were as follows:

. Company's contributions: 6.21% in average, on the payroll;
. Participants' contributions: 3.21%, on base salary and bonus, corresponding to an average of 2.25% of the gross payroll amount

The company is changing the Defined Benefit Plan into a Defined Contribution Plan, with the purpose of reducing future risks for the Institution, offering a more modern and flexible plan to its employees. New employees should adhere to the new plan, while those already participating in the Defined Benefit Plan will be offered free choice.

14. BENEFITS TO EMPLOYEES

In order to meet the provisions of Resolution CVM no. 371, of December 13, 2000, we inform below the amounts calculated for pension and retirement benefits granted and to be granted to which the employees shall be entitled after years of service.

On December 31, 2001, base on an independent actuarial report, calculated in accordance with the Projected Credit Unit method, SABESP had a net acturial commitment of R$ 266,074 thousand representing the difference between the present value of the Company's obligations in relation to employed, retired and pension participants and that of the guarantee assets, as shown below:

	In thousand R$
Present value of overdrawn actuarial obligations	591,998
Fair asset value	(325,924)
Value of past cost not recorded in the balance sheet	266,074

For year 2002, we have estimated the following expenses to be incurred:	
Current service cost	10,711
Interests cost	61,438
Expected plan asset income	(34,639)
Past service cost amortization	53,214
Employee's contribution	(11,336)
Total	79,388

The company recognized in monthly basis, the charge to income of actuarial liability. The amount of R$ 16.856 thousand was accounted in long-term liabilities on Other Liabilities, against the results.

The liabilities and expenses ascertained through the actuarial calculation were obtained by adopting the following criteria:

Economic Hypothesis
- Nominal discount rate – 10.5% p.a.;
- Estimated asset return nominal rate – 10.5% p.a.;
- Future salary growths – 4.75% p.a.;
- Social security benefits and limits growth – 2.5% p.a.;

Note – The economic hypothesis consider a long term inflation of 2.5% per year.

- Number of active participants on December 31, 2001 16.859
- Number of inactive participants on December 31, 2001 4.442

Constitutional Amendment nº 20

The evaluation of SABESPREV's funding plan is carried out by an independent actuarial expert, whose premises are different from those applied for purposes of calculating benefits to employees, as provided for in Resolution CVM no. 371, substantially as for the actuarial calculation method (CVM no. 371 – capitalization and SPC – Complementary Retirement Service – mixed) and discount rate (CVM no. 371 – 10.5% nominal and SPC – 6.0% actual).

Thus, the eventual deficit ascertained on December 31, 2001, in accordance with the projected credit unit method shown above, which may reflect a technical deficit in the method being adopted by Sabesprev's Plan, shall result in additional financial contributions.

15. TRANSACTIONS WITH RELATED PARTIES

In thousand R$

	Mar/02	Dec/01
In current assets		
Cash, banks and financial investments with State Government-owned institutions – Nossa Caixa S/A	221,033	319,734
State Customers	103,585	35,782
Accounts receivable from shareholders	47,984	19,740
In long term assets		
GESP Agreement	625,238	649,057
In current liabilities		
Interests on Own Capital	477,819	477,819
In long term liabilities		
Interests on Own Capital	75,428	-

	Mar/02	Dec/01
Gross revenue from sales and services rendered		
Sales of water	32,680	135,561
Sewer services	26,294	106,513
Receipts	(3,641)	(169,925)
Financial revenues		
Financial Investments – Nossa Caixa S/A	6,901	60,309

These refer to operations of sales to State Government entities, carried out in in conditions deemed by the Management to be regular market conditions, except for the form of settlement of credits, which may be performed as follows:

(a) Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants (GESP Agreement).

The above mentioned agreement was executed on December 11, 2001, between the company, the State of São Paulo Government, through the State Department of Finance, and the Department of Water and Electric Power – DAEE, having the State Department of Hydric Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law no. 200/74, it is responsible for the charges arising out of the *retirement and pension supplement benefits, and acknowledges the existence of debts arising* out of invoices corresponding to the rendering of water supply and sewer collection services. The total contract value is R$ 678,830 thousand, at its historical value, out of which R$ 320,623 thousand refer to retirement and pension supplement benefits in the period from March, 1986 until November, 2001, and R$ 358,207 thousand arise out of rendering of water supply and sewer collection services, invoiced and due from 1985 until December 01, 2001.

The above mentioned total shall be paid in 114 monthly and successive installments, adjusted in accordance with the monthly variation of the General Market Prices Index IGP-M and interests of 6% per year, the first installment being due 210 days after the execution date of the mentioned agreement.

Having in consideration the strategic importance of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the maintenance of the water volume produced by the Alto Tietê system, the Department of Water and Electric Power – DAEE shall transfer these properties to the company by way of partial amortization of the repayment owed by the State, through assignment of credits in the same value of the reservoirs, to be calculated by an independent appraisal firm. The company has been already authorized to use such reservoirs since 1992, on account of investments effected under the convention agreement executed with the DAEE.

Clause 15 provides for that: "The State and Sabesp shall attempt to settle the balance of credits upon use, as applicable, of dividends distributed under the terms of the Memorandum of Understanding dated September 30, 1997, in its Clause 2".

Memorandum of Understanding with the State of São Paulo Government

The Company and the State of São Paulo Government, through the State Department of Finance, executed a Memorandum of Understanding on September 30, 1997, which aimed at settling the balance of credits receivable for sales and services rendered by the Company, complementing retirement and leave funds payable to employees benefiting from Law no. 200/74. Clause 2 of the Memorandum of Understanding provides for that: " The State declares in this act: I – Monthly payments relating to services rendered by SABESP shall be settle upon use of dividends distributed by the company; II – It will make its best efforts for the payments to be effected on the due dates, being further undertaken to take any and all actions of administrative nature in order to avoid late payments by its agencies and entities.

16. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

Market values of the main financial instruments of the Company are close to book values, as follows:

		In thousand R$
	Mar/2002	Dec/2001
Investments in securities	212.651	281.746

Loans and financing	6,272,738	6,469,951

Market values were calculated pursuant to the present value of these financial instruments, considering the interest rate adopted by the market for the risk operations and similar terms.

(b) Credit risk concentration

A substantial portion of the Company's sales is quite well spreaded over a great number of customers. In the case of such customers, the credit risk is minimum due to the large portfolio and the control procedures, which monitor such risk.

Doubtful credits are properly covered by a provision in order to face eventual losses upon realization thereof.

(c) Foreign currency

Foreign currency transactions consist of financing intended to specific works of improvement and enhancement of water supply and sewer collection and treatment systems.

17. OPERATING COSTS AND EXPENSES

	In thousand R$	
	Jan-Mar/02	Jan-Mar/01
1. COST OF THE PRODUCT AND SERVICES RENDERED		
Salaries and Charges	154.908	133.361
Materials	15.140	13.853
Treatment Materials	24.420	16.701
Services	45.843	43.333
Light and Power	55.467	46.655
General Expenses	7.750	8.841
Depreciation and Amortization	118.690	117.157
	422.218	379.901
2. SELLING EXPENSES		
Salaries and Charges	23.553	17.714
Materials	930	861
Services	18.994	15.264
Light and Power	63	122
General Expenses	6.558	5.287
Depreciation and Amortization	524	315
Credit Write-off	66,625	62.693
	117,247	102.256
3. GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and Charges	23.754	18.669
Materials	1.077	992
Services	11.729	15.844
Light and Power	125	119
General Expenses	2.390	1.241
Depreciation and Amortization	2.583	2.789
Tax Expenses	7.083	3.667
	48.741	43.321
4. COSTS, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (1+2+3)		
Salaries and Charges	202.215	169.744
Materials	17.147	15.706
Treatment Materials	24.420	16.701
Services	76.566	74.441
Light and Power	55.655	46.896
General Expenses	16.698	15.369
Depreciation and Amortization	121.797	120.261
Tax Expenses	7.083	3.667
Credit Write-off	66,625	62.693
	588,206	525.478
5. FINANCIAL EXPENSES		
Interests, fines and default interests on Domestic Loans and Financings	97.929	81.160
Interests, fines and default interests on Foreign Loans and Financings	55.115	54.916
Interests on Own Capital	108.222	-

	Jan-Mar/02	Jan-Mar/01
Interests on Own Capital (reversal)	(108.222)	-
Other Financial Expenses	18.380	16.887
Monetary Variations on Loans and Financings	16.507	10.438
Exchange Variations on Loans and Financings	2.535	204.458
Other Monetary Variations	1.808	824
Provisions	15,190	-
	207.464	368.683
6. FINANCIAL REVENUES		
Monetary Variations	20.124	4.662
Financial Investment Income	7.493	6.180
Interests	5.628	9.645
Others	3	-
	33.248	20.487

18. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewer collection services in the beginning of 1995.

In December, 1996 the Company filed an action for indemnity seeking repayment of the investments carried out during the effective term of the concession agreements.

Although not yet repaid for the respective amounts, the Company continues supplying treated water, in bulk, to the mentioned municipalities, which currently operate the water and sewer systems.

The residual book value of fixed assets related to the Municipality of Diadema, written-off in December, 1996, was R$ 75,231, and the balance of indemnity and other credits receivable from the municipality, in the amount of R$ 62,876, is recorded in the long term assets in the "Indemnities receivable" account .

The residual book value of fixed assets related to the Municipality of Mauá, written-off during fiscal year 1999, was R$ 103,763, and the outstanding indemnity, in the amount of R$ 85,918 thousand, is recorded in the long term assets, in the "Indemnities receivable" account.

Both cases are currently under court discussion; however, it is the opinion of the legal consultant in charge for the conduction of the lawsuits that a favorable judgment may be expected by the Company.

19. CHANGES IN ACCRUED PROFIT

	In thousand R$
At beginning of the year	0
Profits of the period	111.278
Realization of revaluation reserve	25.846
Interest on own capital payable	(108.222)
Amount in march 31, 2002	28.902

20. SUBSEQUENT EVENTS

(i) 5th Issue of Debentures

The Company is currently in the final stage of implementation of its 5th Issue of simple, book-entry, registered Debentures not convertible into stock, all of them unsecured and without preference, in the face unit value of R$ 10 thousand. The issue is registered with the CVM under numbers CVM/SRE/DEB/2002/013 and 014.

The 5th Issue has the following main features:
Quantity: 400,000 debentures
Number of Series: two
Issuance Date: April 01, 2002
Maturity Date: March 01, 2007
Bookbuilding Date: April 25, 2002
Payment Date: ~ May 17, 2002
Reset Date: October 01, 2003
Issuance Value:
R$ 400,000 thousand
1st issue = R$ 313,720 thousand
2nd issue = R$ 86,280 thousand
Tenor: 59 months
Yield:
1st issue = CDI + 1.85% per year
2nd issue = IGP-M + 13.25% per year
Amortization:
1/3 of face value on April 01, 2005
½ of nominal balance on April 01, 2006
balance of nominal value on March 01, 2007
Yield Payment:
For the 1st series: interests payable quarterly
For the 2nd series: adjustment to face value payable upon principal amortization
- interests paid on an annual basis

The funded amount shall be allocated to the settlement of the company's debts during fiscal year 2002.

(ii) BNDES

The BNDES (National Economic and Social Development Bank) approved the granting of a financing, in Dec/01, as communicated in official letters P06/02 and P07/02 (01/09/2002), in the total amount of R$ 400,000 thousand, for the purpose of financing part of the company's counterpart, referring to contract no. 1212 with the IDB, intended for the execution of the Tietê River Depollution Project – Stage II, as well as part of the counterpart of the "Baixada Santista Environment Recovery" project, to be financed by the JBIC.

(iii) Lawsuit - Saned

On March 11, 2000 the Judge of the 15th Civil Court of the Capital granted the request relating to an action for collection filed by Sabesp against companhia de Saneamento de Diadema – Saned, for services of wholesale supply of drinkable water, sentencing the defendant to pay the plaintiff the amount of R$35 million.

(iv) Lawsuit – Mauá

In December, 2001, the Judge of the 2nd Law Court of the Judicial District of Mauá dismissed the motion to stay execution filed by Saneamento Básico do Município de Mauá – Sama against Sabesp. Sama has shown its disagreement in relation to the composition of tariffs charged by Sabesp, which is creditor in the amount of R$5.6 million.

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE FIRST QUARTER OF 2002

1) First quarter of 2002: Profit of R$ 111 million.

The first quarter of 2002 recorded a profit of R$ 111 million, thus reverting the loss of R$ 24 million ascertained in the same period of the previous year. The dollar exchange rate stability between 12/31/2001 (R$ 2.3204) and 03/31/2002 (R$ 2.3236) was the main factor that had a positive impact over the Company's income in the period.

R$ million

Financial Indicators	1st Quarter 2001	1st Quarter 2002
Net Operating Revenue	867	897
Operating Profit before Financial Expenses	342	309
EBITDA (1)	462	430
EBITDA Margin (%)	53.3	47.9
Net Profit	(24)	111

(1) EBITDA – Earnings before interests, taxes, depreciation and amortization

The EBITDA, in spite of showing a drop, is still in a quite significant amount: R$ 430 million.

2) Operating Revenue

The Net Operating Revenue recorded a growth of 3.4%.

Considering, on the one hand, the 13.1% adjustment to the company's tariffs in June/01 and, on the other hand, the 2.2% drop in the total invoiced volume (m3), a net negative effect of 7.0% was recorded.

Such effect, associated to the highly progressive tariff structure, mainly with respect to commercial and industrial premises, was potentialized in an inverse manner with a deeper reduction of consumption in these categories (-12.4% and -9.7%, respectively).
The table below shows the invoiced retail volumes of water and sewer services in accordance with the Category of Use and Region in the first quarter of 2001 and 2002.

INVOICED RETAIL VOLUME OF WATER AND SEWER SERVICES - million m³									
PER CATEGORY	WATER 1 QTR - 01	1 QTR - 02	%	SEWER 1QTR – 01	1QTR - 02	%	WATER + SEWER 1QTR - 01	1QTR - 02	%
Residential	305.4	303.6	(0.6)	227.6	226.7	(0.4)	533.0	530.3	(0.5)
Commercial	38.0	32.7	(13.9)	32.0	28.6	(10.6)	70.0	61.3	(12.4)
Industrial	8.2	7.3	(11.0)	7.2	6.6	(8.3)	15.4	13.9	(9.7)
Public	11.7	11.2	(4.3)	9.1	8.4	(7.7)	20.8	19.6	(5.8)
TOTAL	**363.3**	**354.8**	**(2.3)**	**275.9**	**270.3**	**(2.0)**	**639.2**	**625.1**	**(2.2)**

INVOICED RETAIL VOLUME OF WATER AND SEWER SERVICES - million m³									
PER REGION	WATER 1QTR - 01	1QTR - 02	%	SEWER 1QTR – 01	1QTR - 02	%	WATER + SEWER 1QTR - 01	1QTR - 02	%
Metropolitan	236.6	230.0	(2.8)	184.0	178.3	(3.1)	420.6	408.3	(2.9)
Interior	80.5	79.8	(0.9)	68.8	68.9	0.1	149.3	148.7	(0.4)
Coastal	46.2	45.0	(2.6)	23.1	23.1	-	69.3	68.1	(1.7)
TOTAL	**363.3**	**354.8**	**(2.3)**	**275.9**	**270.3**	**(2.0)**	**639.2**	**625.1**	**(2.2)**

INVOICED RETAIL VOLUME OF WATER + SEWER SERVICES - million m³				
	2nd SEMESTER			
PER REGION	**2000 (1)**	**2001 (2)**	**DIFFERENCE (3) – (2) – (1)**	**% (4) = (3) / (1)**
METROPOLITAN	810.6	781.7	(28.8)	(3.6)
INTERIOR	290.8	281.0	(9.8)	(3.4)
COASTAL	118.2	115.5	(2.7)	(2.3)
TOTAL	**1,219.5**	**1,178.2**	**(41.4)**	**(3.4)**

The first quarter of 2002 recorded a 2.2% drop in relation to the same period of 2001, however we can notice that such trend has been reverted, if compared to the volumes relating to the second semester of 2000 and 2001 (with electric power rationing), where the drop is 3.4%. This means that upon suspension of the electric power rationing, it is possible for our customers to restore their consumption habits, specially regarding residential consumers.

3. COSTS, ADMINISTRATIVE, TAX AND COMMERCIAL EXPENSES

The group of Costs, Administrative, Tax and Commercial Expenses increased by R$ 74,789 thousand, that is, 14.2%. Below are the main variations

In million Reais

	JAN-MAR/2001	JAN-MAR/2002	DIFFERENCE	VAR%
NET OPERATING REVENUE	**867.4**	**896.9**	**29.5**	**3.4**
SALARIES AND PAYROLL CHARGES	(169.7)	(202.2)	(32.5)	19.2
MATERIALS	(15.7)	(17.1)	(1.4)	8.9
TREATMENT MATERIALS	(16.7)	(24.4)	(7.7)	46.1
SERVICES	(74.4)	(76.6)	(2.2)	3.0
ELECTRIC POWER	(46.9)	(55.7)	(8.8)	18.8
GENERAL EXPENSES	(15.4)	(16.7)	(1.3)	8.4
DEPRECIATION AND AMORTIZATION	(120,3)	(121,8)	(1,5)	1,3
WRITTEN-OFF CREDITS	(62,7)	(66,6)	(3,9)	6,2
TAX EXPENSES	(3,7)	(7,1)	(3,4)	91,9
COSTS, ADMINISTRATIVE AND COMMERCIAL EXPENSES	**(525,5)**	**(588,2)**	**(62,7)**	**11,9**
PROFIT BEFORE FINANCIAL EXPENSES AND MONETARY ADJUSTMENTS	**341,9**	**308,7**	**(33,2)**	**(9,7)**
NET FINANCIAL EXPENSES	**(137,7)**	**(174,0)**	**(36,3)**	**26,4**
MONETARY ADJUSTMENTS	**(211,2)**	**(1,4)**	**209,8**	**(99,3)**
OPERATING PROFIT	**(7,0)**	**133,3**	**140,3**	**-**
NET NON-OPERATING PROFIT	**(26.9)**	**(7.9)**	**19.0**	**(70.6)**
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	**(33.9)**	**125.4**	**159.3**	**-**
INCOME TAX AND SOCIAL CONTRIBUTION	**10.1**	**(14.1)**	**(24.2)**	**-**
NET PROFIT FOR THE CURRENT PERIOD	**(23.8)**	**111.3**	**135.1**	**-**

3.1. SALARIES AND PAYROLL CHARGES

The group of Salaries and Payroll Charges recorded an increase of R$ 32,470 thousand, or 19.1%. Such increase is related mainly to:

a) **Provision for Retirement Benefits,** in the amount of R$ 16,856 thousand, arising out of the provision for actuarial liabilities, as from 2002, pursuant to CVM's deliberation 371/00, for employees included in Sabesprev's defined benefit plan.

b) **Provision for Profit Sharing,** in the amount of R$ 6,157. No such provision was booked in the 1st quarter of 2001.

c) FGTS, in the amount of R$ 1,425 thousand, arising out of the increase in the employee severance indemnity fund rate (from 8.0% to 8.5%) and of the increase in the indemnity fine (from 40% to 50%), as per Complementary Act 110/01, of 06/29/2001 (effective as from October, 2001), for the purpose of offsetting the difference of monetary adjustment of "Verão" (Summer) and Collor I Plans.

3.2. TREATMENT MATERIALS

The group of Treatment Materials recorded an increase of R$ 7,719 thousand, or 46.2%, caused by the increase of consumption of treatment materials due to the quality of the fountains, replacement of products and increase of prices of materials. Below are the items with major variations:

Cost per material — In million R$

	JAN-MAR/01	JAN-MAR/02	DIFF 02-01	%
ACTIVATE CHARCOAL	1.8	4.2	2.4	133.3
FERROUS CHLORIDE	1.7	3.4	1.7	100.0
FERROUS SULPHATE	1.6	3.1	1.5	93.8
VIRGIN LIME	2.4	3.2	0.8	33.3
CHLORINE	3.3	4.1	0.8	24.2
NET ALUMINUM SULPHATE	2.2	2.6	0.4	18.2
OTHER TREATMENT MATERIALS	3.8	3.9	0.1	2.6
TOTAL	16.8	24.5	7.7	45.8

Price per Kg — In R$/ kg

	JAN-MAR/01	JAN-MAR/02	%
ACTIVATE CHARCOAL	1.38	1.73	25.4
FERROUS CHLORIDE	0.24	0.28	16.7
FERROUS SULPHATE	0.15	0.20	33.3
VIRGIN LIME	0.20	0.22	10.0
CHLORINE	0.64	0.78	21.9
NET ALUMINUM SULPHATE	0.11	0.13	18.2

Consumed Tons

	JAN-MAR/01	JAN-MAR/02	Variation

ACTIVATE CHARCOAL	1,343	2,351	1,008
FERROUS CHLORIDE	1,978	4,714	2,736
FERROUS SULPHATE	3,566	8,857	5,291
VIRGIN LIME	4,611	5,595	984
CHLORINE	1,457	1,631	174
NET ALUMINUM SULPHATE	7,864	7,651	(213)

3.3. SERVICES

The group of Services recorded an increase in the amount of R$ 2,125 thousand, or 2.9%.

Main variations identified in this group were in:

a) Maintenance of Household Connections, increase in the amount of R$ 5,464 thousand, mainly with respect to services of optimization in the measurement of water volume supplied by Sabesp to large consumers, in the Metropolitan Vice-Presidency of Distribution, as from April/01, under a risk agreement.
Note: 19,401 water meters were applied, in the amount of R$ 6,493 thousand, from the execution of the agreement until March, 2002;
b) Losses Control, increase in the amount of R$ 1,096 thousand;
c) Recovery of Overdue Receivables, increase in the amount of R$ 1,641 thousand, as a result of an increased volume of outsourced services, for recovery of overdue receivables;
d) Publicity and Advertising, decrease in the amount of R$ 3,232 thousand, mainly as a result of the campaign occurred in 2001, namely "Sabesp Saúde" (Sabesp Health), which fact did not occur in this year;
e) Maintenance of Real Properties and Facilities, decrease in the amount of R$ 1,016 thousand.

3.4. ELECTRIC POWER

The Electric Power group recorded an increase in the amount of R$ 8,760 thousand, or 18.7%, due to the increases of tariffs authorized by the ANEEL.
Another fact that contributed to the increase in this group is the charge created by law no. 14, of 26/04/2002, for special tariff recomposition of 7.9%, with an effective term of six years.

3.5. GENERAL EXPENSES

The General Expenses group recorded na increase in the amount of R$ 1,328 thousand, or 8.7%, occasioned mainly by the following accounts:

- **Receipts of Water Bills**, in the amount of R$ 701 thousand, due to the adjustment of the bank collection service agreement, which increased tariffs as from January, becoming effective as follows: Counter tariff from R$ 0.92 to R$ 1.04, and Automatic Debit, from R$ 0.32 to R$ 0.35.

- **Provision for Environment Contingencies,** in the amount of R$ 537 thousand;
- **Provision for Labor Contingencies,** in the amount of R$ 433 thousand.

3.6. TAX EXPENSES

The Tax Expenses group recorded an increase in the amount of R$ 3,417 thousand, or 93.2%, as a result of the following items:

- **CPMF**, in the amount of R$ 1,763 thousand, arising out of the increase of rate occurred on 03/18/01, from 0.30% to 0.38%.
- **IPVA**, in the amount of R$ 1,257 thousand, arising out of reclassification of Vehicle Licensing expenses to this account (recorded under general expenses, in 2001).

4. FINANCIAL EXPENSES AND LOSSES ON MONETARY ITEMS

a) Financial Expenses

The financial expenses group recorded na increase of R$ 33,652 thousand, or 22.00%, due mainly to the following::

- **Domestic Financing Interests,** in the amount of R$ 16,742 thousand, as a result of the increase in Debentures – 4th issue, in June/01.
- **Provision for Financial Contingencies,** in the amount of R$ 15,190 thousand, arising out mainly from the provision for lawsuits.

b) Losses on Monetary Items

The Losses on Monetary Items group recorded a decrease of R$ 194,870 thousand, or 90.33%, mainly due to a **lower** variation of the Dollar exchange rate in the 1st Quarter/02 (0.14%) in relation to the 1st Quarter/01 (10.55%).
In adjustments to domestic loans (Banco do Brasil and CEF), there was an increase due to a **higher** variation of the TR (Reference Rate) in the 1st Quarter/02 (0.55%) in relation to the 1st Quarter/01 (0.35%).

	03/31/01	12/31/01	03/31/02	VAR. MAR 02/01
Exchange Variation	204,458	387,009	4,681	(199,777)
Monetary Variation	11,262	68,192	16,169	4,907
Total	**215,720**	**215,720**	**20,850**	**(194,870)**

5. NON-OPERATING EXPENSES

The Non-Operating Expenses group recorded a decrease in the amount of R$ 19,760 thousand, or 68.97%, due to the following factors:

- **Assets Retirement**, in the amount of R$ 10,949 thousand, as a result of na increased volume of retirement of assets by the Vice-Presidencies of the Interior and of the Coastal Region, in the 1st Quarter/01, in comparison with the 1st Quarter/02;
- **Non-approved Studies and Projects**, in the amount of R$ 9,011 thousand, arising out of Retirement of Studies and Projects not used by the Vice-Presidency of the Interior.

6. Operating Indicators

The company has continued enhancing its services, as may be seen in the table below, through the increase in the number of water and sewer connections:

Operating Indicators	1st Qtr 2001	1st Qtr 2002
Water Connections (1)	5,582	5,762
Sewer Connections (1)	4,012	4,167
Population served by water supply (2)	19,9	21,0
Population served by sewer collection (2)	16,1	16,2
Wholesale water volume invoiced (3)	81	83
Retail water volume invoiced (3)	363	355
Sewer volume invoiced(3)	276	270
Number of employees	18,041	18,182
Operating productivity (4)	532	546

(1) In 1000 units at the end of the period
(2) In million inhabitants, end of the period (not including wholesale supply)
(3) In million m^3
(4) Number of water and sewer connections per employee

7) Funding

7.1 – Policy

The indebtedness management policy has been based, since January/99 (floating Exchange rate) in three points:

1 – to increase the debt profile: elimination of short term funding and strengthening of long term funding;
2 – to privilege domestic currency funding, eliminating foreign currency debts;
3 – to prioritize lower cost fundings.
To this effect, the Multi-annual Budge (2002-2006) provides for the following:

1 – one sole funding from debentures (in 2002);

2 – only two foreign currency transactions, however with a very long term (25 years) and at low costs, guaranteed by the Federal and State of São Paulo Treasury Departments: (a) IDB: US$ 200 million, with interest rate of 6.8% p.a. (already executed in July, 2000); (b) JBIC: US$150 million, with interest rate of 2% p.a. (to be executed in the second semester of 2002);

3 – BNDES: R$ 400 million, with TJLP interests, plus 4% p.a., 10-year tenor, 3-year grace period (to be executed in the 2nd Quarter of 2002);

4 – CEF (Federal Savings Bank) out of FGTS funds): R$ 520 million, 18-year teno, TR interests, plus 3% p.a., (to be executed between 2002 and 2006).

7.2 Funding in 2002

The Company effected its 5th issue of simple debentures in May, 2002, in the amount of R$ 400 million, represented by 40,000 debentures with unit value of R$ 10 thousand each.

The issue was carried out in 2 series, the first one in the volume of 31,372 debentures referenced on CDI added by 1.85% spread. The second series, in the volume of 8,628 debentures, is referenced on the IGP-M rate, added by interests of 13.25% per year. The yield from the first series shall be quarterly payable and those from the second series shall be annually payable. The effective term of such debentures is 59 months, with maturity date in March, 2007.

8. Recovery of Water Fountains

The estimates of meteorology institutes that indicated rain volumes above historic averages was confirmed in the first quarter of 2002. The operating management of recovery of water fountains storage levels (Spring-Summer) was quite well succeeded, allowing the worst draught period of water supply history to be overcome. The levels reached by the water fountains placed the Company in a favorable condition to face the Autumn-Winter period, when pluviometric indexes are lower than those of the Spring-Summer period.

System	March 2001	March 2002	Additional %
	Percentage (%) of maximum volume		
Cantareira	39.5	60.0	51.9
Guarapiranga	60.5	63.9	5.6
Alto Tietê	52.8	56.8	7.6
Rio Grande	95.8	98.3	2.6
Rio Claro	67.8	72.3	6.6
Alto Cotia	28.1	87.5	311.4

On its turn, in consequence of favorable weather factors, Sabesp was also able to discontinue water rationing since January/2002, which reached 300 thousand people in Cotia Region.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	01
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	1
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	115,254
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	103,014
17 – TREASURY SECURITIES (UNIT)	11,986
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	02
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	2
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	115,254
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	103,198
17 – TREASURY SECURITIES (UNIT)	11,802
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	03
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	3
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	115,254
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	102,159
17 – TREASURY SECURITIES (UNIT)	12,841
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	04
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	4
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	51,780
15 – QTY. OF SECURITIES ISSUED (UNIT)	51,666
16 – OUTSTANDING SECURITIES (UNIT)	41,005
17 – TREASURY SECURITIES (UNIT)	10,661
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	05
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	5
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	16,464
15 – QTY. OF SECURITIES ISSUED (UNIT)	16,428
16 – OUTSTANDING SECURITIES (UNIT)	16,428
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	06
2 – NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 – CVM REGISTRATION DATE	06/04/2001
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	04/01/2001
9 – MATURITY DATE	12/15/2006
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.2% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	10,072.73
14 – ISSUED AMOUNT (thousand reais)	302,181
15 – QTY. OF SECURITIES ISSUED (UNIT)	30,000
16 – OUTSTANDING SECURITIES (UNIT)	30,000
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	
22 – NEXT EVENT DATE	06/15/2002

14.03 – OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

NEW MARKET

On April 18, 2002, our shareholders approved amendments to our Articles of Incorporation, for the purpose of making them compatible with the requirements of the New Market Listing Regulation. On April, 24, 2002, our common shares were admitted to trading in the New Market.

Introduction

Companies entering in the New Market are voluntarily submitted to certain more strict rules, being undertaken, for instance, to (i) issue only common shares, (ii) keep, at least, 25% of the Company's outstanding shares, (iii) detail and include additional information in the Quarterly Information Report, and (iv) make the annual financial information available in English and based on internationally accepted accounting principles. The adhesion to the New Market occurs upon the execution of agreements between the company, its officers and controlling shareholders and the BOVESPA (State of São Paulo Stock Exchange), in addition to adaptation of the company's articles of incorporation to the new rules provided for in the New Market Listing Regulation.

Upon executing the mentioned agreements, companies must abide by the New Market's rules and practices. The rules imposed by the New Market aim at providing the market with transparence in relation to the activities and the economic condition of the companies, as well as they grant enhanced powers to the minority shareholders in the management of the companies, among other rights. The main rules relating to the New Market are briefly described below, to which the Company is also subject.

As a result of the enactment of National Monetary Council Resolution no. 2829, of March 30, 2001, as further amended, providing for new rules for investment of funds owned by closed-end private pension plans, shares issued by companies adopting different corporate governing practices, such as those companies the securities thereof are admitted to trading in the New Market special segment or whose listing classification is Level 1 or Level 2 in accordance with the regulations issued by the BOVESPA may have a larger participation in the investment portfolio of such pension funds. Thus, shares issued by companies having adopted the corporate governing practice, started being, as from the enactment of Resolution no. 2829/01 and further amendments, an important and attractive investment for closed-end private pension plans which are major investors in the Brazilian capital market. This fact may stimulate the development of the New Market, benefiting companies the securities thereof are traded therein, including Sabesp.

Authorization for Trading in the New Market

Firstly, a company intending to have its securities listed in the New Market should keep its registration with the CVM as a publicly-held company. In addition, the company should execute a New Market participation agreement and adapt its memorandum of association to the minimum requirements provided for by the BOVESPA. In relation to the capital stock structure, it should be divided solely in common shares and a minimum portion of shares, representing 25% of the capital stock, should be kept outstanding by the company. It is also forbidden for companies having their securities listed in the New Market to issue (or keep outstanding) founder's shares.

Board of Directors

The board of directors of companies authorized to have their shares traded in the New Market shall comprise at least five (5) members, elected by the general shareholders meeting, for a unified term of office of one (1) year, reelection being permitted. All the members of the board of directors and of the board of executive officers must sign an Instrument of Consent by the Officers, conditioning the investiture in the respective offices to the execution of the mentioned document. By means of the Instrument of Consent, the new officers of the company are personally committed to act in conformity with the New Market Participation Agreement, the Arbitration Regulation and the New Market Listing Regulation.

Public Distributions

In any and all public distributions of shares, a company listed in the New Market should use its best efforts in order to achieve stock dispersion, through the adoption of special procedures designed to ensure access to all interested investors, or the distribution to individuals or non-institutional investors of, at least, 10% of the total shares to be distributed.

The prospectus relating to public distributions of shares of companies adhering to the New Market should contain some minimum requirements, in addition to the other requirements provided for in the laws and regulations in force and to regulations enacted by self-regulatory entities as, for instance, an enhanced description of the risk factors associated to the company's activities, the company's activities, the management's analysis and discussion concerning the financial statements and the company's issued securities and information as for the stock position of everyone holding more than 5% of the company's capital, either directly or indirectly, up to individuals' level.

In the event of a capital increase that has not been fully subscribed, the controlling shareholders are required to take all the necessary actions in order to recompose the minimum percentile of 25% of the company's outstanding shares within the six (6) months following the homologation of the respective subscription.

Divestiture of the Stock Control

The divestiture of the stock control of a company adhering to the New Market, either by means of (i) one sole transaction, (ii) successive transactions, or (iii) by a party already holding shares of the company and which may purchase the share control thereof by reason of a private share purchase agreement entered into with the controlling shareholders, shall be carried out under the suspensive or resolutory condition that the purchaser will be committed, within not more than ninety (90) days, to effect a public offering of acquisition of the other shares from the other company's shareholders, in such a manner as to ensure equal treatment to that awarded to the selling controlling shareholder. In addition, in case of item (iii) above, the purchaser shall hold the shareholders harmless from any party having purchased shares in a stock exchange during the six (6) months preceding the date of divestiture of the stock control, by paying the difference between the price paid by the selling controlling shareholder and the amount paid at the stock exchange, duly updated.

The selling controlling shareholder may not transfer the ownership of its shares unless after the purchaser has signed the Instrument of Consent by the Officers.

Trading of Securities by Controlling Shareholders, Officers and Members of the Statutory Audit Committee

The controlling shareholders, officers and members of the company's statutory audit committee having adhered to the New Market should communicate to the BOVESPA the quantity and features of securities issued by the company directly or indirectly held by them. In addition, the company should adopt internal policy procedures comprising temporary restrictions to trading of securities owned by its controlling shareholders, officers and members of the statutory audit committee in certain situations, such as, for instance, deliberations of capital increase and distribution of dividends, until the publication of the respective notices of call or announcements and in the period between the month preceding the end of the fiscal year and the date of disclosure of the company's financial statements.

Periodic Information

In addition to the usual information required by the laws and regulations in force, a company listed in the New Market should provide the following periodic information to the BOVESPA:

- quarterly financial statements and standard financial statements – DFP (both the company's and consolidated statements), including cash flow statement;

- by the end of each fiscal year, in addition to the requirements of the laws in force, in up to thirty (30) days after the term set forth for disclosure of the financial statements, as provided by law, (i) consolidated financial statements prepared in accordance with international US GAAP or IASC GAAP standards, in reais or North-American dollars, accompanied by the management's report and explanatory notes, disclosed in English; or (ii) the full financial statements, management's report and explanatory notes prepared in accordance with the Brazilian corporate laws, also in English, accompanied by an additional explanatory note showing the conciliation of the income for the fiscal year and the shareholders' equity, ascertained pursuant to Brazilian accounting criteria and to international US GAAP or IASC GAAP, as the case may be, evidencing the main differences between the applied accounting criteria;

- quarterly information report – ITR, translated into English or prepared in accordance with international US GAAP or IASC GAAP, in up to fifteen (15) days after the term provided for by the law for its disclosure;

- additional information, other than the mandatory information provided by law, submitted together with the Quarterly Information Report – ITR;

- additional information, other than the mandatory information provided by law, submitted together with the Annual Information Report – IAN;

- holding, at least once a year, of a public meeting with analysts and any other interested parties, for the purpose of disclosing information as for its respective economic-financial condition, projects and outlooks;

- annual calendar, disclosed until the end of January of every year, informing scheduled corporate events;

- information as to any and all agreements having been entered into (i) between the company and its controlled and allied companies, officers and controlling shareholders; (ii) between the company and its controlled and allied companies and their officers and controlling shareholders; or (iii) between the company and other companies which, together with any of these persons integrates a same group in fact or at law, whenever an amount equal to or higher than fifty thousand reais (R$50,000.00) is reached in one sole agreement or in successive agreements, with or without the same purpose, in any period of one year;

- copy of all shareholders' agreements filed with its head-office and notifying all entries made to its books, sent together with the trading authorization request in the New Market; and

- copy of all purchase option programs for stock or other securities issued by the company, intended to its employees or officers.

Cancellation of Registration as a Publicly-Held Company and Withdrawal from the New Market

The company may, at any time, withdraw itself from the New Market, provided that its withdrawal is (i) previously approved in a general shareholders meeting representing at least more than one half of the company's capital stock, and (ii) communicated to the BOVESPA in writing, at least thirty (30) days in advance. The withdrawal from the New Market does not imply for the company its losing the condition of a company registered with the BOVESPA. The resolution made by the general shareholders meeting favorably to the withdrawal from the New Market must specify whether the withdrawal will be occasioned by a reason of cancellation of the company's registration as a publicly-held company with the CVM or because the securities issued by it shall start being registered for trading outside the New Market.

If the withdrawal from the New Market occurs due to reason of cancellation of the company's registration with the CVM as a publicly-held company, it will be necessary to have an evaluation report of its shares at their respective economical value prepared by a specialized firm, in addition to meeting the requirements set forth in the laws in effect. Further, the controlling shareholder of the Company shall effect a public offering for the acquisition of the outstanding shares, whereby the minimum share price to be offered should correspond to the economic value ascertained in the above referred evaluation report.

If the Company's withdrawal from the New Market occurs for the securities issued by it to start being registered for trading outside the New Market, the controlling shareholder shall effect a public offering for acquisition of the shares owned by the other company's shareholders, within a period of ninety (90) days, at the economic value ascertained in the evaluation report prepared in accordance with the preceding paragraph.

In case the Company's withdrawal from the New Market occurs by reason of a corporate reorganization transaction, in which the company resulting from such reorganization is not admitted for trading in the New Market, the controlling shareholder shall, within one hundred and twenty (120) days counted from the date of the general shareholders meeting that approved the referred reorganization, carry out a public offering for acquisition of the outstanding shares, at their economical value, ascertained in accordance with the evaluation report prepared under the terms hereinabove described.

In case the company's stock control is disposed of within the twelve (12) months subsequently to its withdrawal from the New Market, the selling controlling shareholder and the purchaser shall be required to offer the acquisition of their shares to the remaining shareholders for the price and under the conditions obtained by the selling controlling shareholder upon the disposal of its own shares, with due regard to the rules applicable to divestiture of stock control as described above.

After the withdrawal from the New Market, the company's securities may not be traded again in the New Market for a minimum period of two (2) years, counted from the date on which the withdrawal has been formally effected, save if the company has its stock control disposed of after its formal withdrawal from the New Market.

Sanctions

Companies defaulting in their compliance, with fully or partially, with their obligations provided for in the New Market Regulation shall be notified by the BOVESPA, which will determine a term for the default to be remedied. In case the company does not comply with the provisions of BOVESPA's notice, the BOVESPA shall be authorized to apply money sanctions, such as fines, or nonpecuniary sanctions, such as separate disclosure of their securities prices or suspension of trading thereof in the New Market, being further entitled to authorize the company to trade in the New Market.

Arbitration Chamber

Companies listed in the New Market, their controlling shareholders, officers and members of the Statutory Audit Committee are undertaken to settle all the disputes arising in relation to the New Market before the New Market Arbitration Chamber, specially created by the BOVESPA for such purpose. The rules governing the Arbitration Chamber are provided for in a proper regulation, which is available from the BOVESPA.

Registered, book-entry common shares, without face value

STOCK POSITION As of 03/31/2002	NUMBER OF SHARES	%
Total shares	28,479,577,827	
State of São Paulo Treasury Department	25,156,934,058	88.3
Officers, Members of the Statutory Audit Committee and of the Board of Directors	16	*
Free-Float	3,322,643,753	11.7

** less than 1%*

COMPOSITION OF SHAREHOLDERS OWNING LESS THAN 1% (*)	NUMBER OF SHARES
Joint Committee of Executive Officers	1
Board of Directors	15
Statutory Audit Committee	0
Total shares	16

Public Secondary Distribution of Common Shares

A public secondary distribution of four billion, six hundred and fifteen million, two hundred and sixty thousand (4,615,260,000) registered, book-entry, Common Shares, without face value, issued by SABESP, owned by the State of São Paulo, was effected upon placement of these Shares in both the Brazilian and the international markets, which shares are represented by American Depositary Shares ("ADSs"), and such amount may be added by up to six hundred and ninety-two million, two hundred and eighty-nine thousand (692,289,000) Shares, all of them for the price of one hundred and ten Reais (R$ 110.00) per lot of one thousand shares, in the case of the International Offer, and one hundred and four Reais and fifty cents (R$ 104.50) per lot of one thousand Shares, in the case of the Retail Offer, and twelve Dollars and twenty-two cents (US$ 11.22) per ADS, representing 250 Shares, in the case of the International Offer, totaling approximately R$ 507 million. The public secondary distribution was carried out by the State of São Paulo, SABESP's controlling shareholder, as authorized by State Law no. 8.523, of December 29, 1993, with due regard to the State's obligation to keep, either directly or indirectly, the ownership of at least two thirds (2/3) of SABESP's common shares. SABESP's resolutions in relation to this public offer were made at the Meetings of its Board of Directors, dated November 08, 2001 and April 18, 2002.

The Shares were distributed simultaneously in the Brazilian market, by means of a public secondary distribution in the non-organized over-the-counter market, under a standby underwriting transaction, in conformity with the provisions of CVM Instruction no. 88, of November 03, 1988, and in the international market.

Out of the total Shares that are the subject matter of the Global Offer, three billion, three hundred and sixty-three million, six hundred and thirty-six thousand, two hundred and fifty (3,363,636,250) Shares were initially distributed in the Brazilian market ("Brazilian Offer"), through Banco UBS Warburg S.A. and Banco Santander Brasil S.A. ("Brazilian Offer Coordinators") and/or the sub-contracted financial institution authorized to operate in the Brazilian capital market. The one billion, two hundred and fifty-one million, six hundred and twenty-three thousand, seven hundred and fifty (1,251,623,750) remaining Shares were distributed in the international market.

After the referred sale, the stock position is as described below:

Stock position after sale of shares		
State of São Paulo Treasury Department	20,541,674,058	72.1277337142%
Outstanding shares	7,937,903,769	27.872266286%
Total Sabesp shares	28,479,577,827	100,00%

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

Independent Auditors' Report
on the limited review

May 16, 2002

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1. We have made a limited review of the accounting information supplied in the Quarterly Report – ITR, issued by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, for the quarterly periods ended on March 31, 2002 and 2001, prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Federal Accountancy Board and consisted particularly of: (a) inquiries and discussions with the management staff responsible for the accounting, financial and operating areas of the company with regard to the major procedures adopted in the preparation of the quarterly report and (b) review of the relevant information and subsequent events which have or may have significant effects on the financial position and results of the Company's operations.

3. Based on our limited review, we are not aware of any relevant change that should be made to the above mentioned quarterly report to make it comply with the accounting principles provided for in the Brazilian corporation law applicable to the preparation of a quarterly report in accordance with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4. The Quarterly Report (ITR) also contains accounting information relating to the quarterly period ended on December 31, 2001. We have reviewed such information at the time of its preparation, in connection with the examination of the financial statements as of this date, on which we issued our corresponding opinion, without restrictions, on February 28, 2002.

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Júlio César dos Santos
Partner
Accountant CRC 1SP137878/O-6